04024333

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Austrian Airlines Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 15 2004
THOMSON FINANCIAL

FILE NO. 82- 4970 FISCAL YEAR 12/31/03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 4/14/04

Austrian

Austrian Airlines Group Annual Report 2003

on the wing

"... Can we meet there?"

"I've already checked and there's no problem with rebooking ..."

"Highly flexible!"



"... they clearly have experience with destinations in the East."

"They certainly have because they were the first to serve numerous destinations there, which is essential to my business!"

"... and how did you get your ticket so quickly?"

"I simply made an Internet booking."

"Interesting!"

going east



Group Structure


AUSTRIAN AIRLINES
Österreichische Luftverkehrs-AG
AUA Beteiligungen GmbH 1
100 %
Lauda Air Luftfahrt GmbH
100 %
Österreichisches Verkehrsbüro Aktiengesellschaft
10.3 %
Austrian Airlines Lease and Finance Company Ltd. 2
100 %
TVW Travel Value Wien Betriebs GmbH & Co KG
100 %
Tyrolean Airways Tiroler Luftfahrt GmbH
100 %
Gulet Touropa Touristik GmbH & Co KG
25 %
AUA Versicherungs-Service GmbH 3
100 %
SCA Schedule Coordination Austria GmbH
54 %
ACS Aircontainer Services GmbH
76 %
TUI-Austria Reiseveranstaltungs-GmbH
25 %
„AirPlus" Air Travel Card Vertriebs-gesellschaft mbH
33.3 %
Airest Restaurant- und Hotelbetriebs GmbH
35 %
Avicon Aviation Consult GmbH
60 %
Ukraine International Airlines 4
22.5 %
Traviaustria Datenservice für Reise und Touristik GmbH & Co. Nfg. KG
67 %
Wiener Börse Aktiengesellschaft
2.9 %
Star Alliance Services GmbH
7.7 %
Österreichische Luftfahrtschule Aviation Training Center Austria GmbH
26 %
Airlines
Tourism/Sales
Financial and Insurance Services
Other Services

As per February 2004

1 The AUA Beteiligungen GmbH holds, furthermore shares in Austrian Airtransport Österreichische Flugbetriebsgesellschaft mbH, Travidata Inc., Travidata (UK) Ltd., TRAVI Holding GmbH, GULET TOUROPA Touristik GmbH, OPODO Ltd., AeroXchange Ltd. and Link & Learn Aviation Training GmbH.
2 The Austrian Airlines Lease and Finance Company holds shares in Polygon Group Ltd. and Pentagram Holdings Ltd.
3 The AUA Versicherungs-Service GmbH holds 51 % of the shares of AVS Privatkunden Versicherungsservice GmbH.
4 UIA Beteiligungsgesellschaft mbH, in which AUA Beteiligungen GmbH holds a 100 % stake, holds 22.5 % of the shares.

Key Figures

		2003	2002	+/– %	2001	2000 incl. Lauda Air[1]	2000[2]	1999[3]
Business performance (IFRS)								
Flight revenue	EURm	1,906.4	2,055.2	–7.2	1,910.1	1,913.0	1,526.9	1,329.3
Operating revenue[4]	EURm	2,242.7	2,398.0	–6.5	2,171.8	2,380.5	1,967.9	1,539.8
EBIT	EURm	63.3	41.4	52.9	–88.9	76.9	83.8	18.9
Operating cash flow	EURm	345.2	520.9	–175.7	49.1	–	326.7	265.2
ROTGA[5]	%	6.2	7.7	–1.5P.	5.2	–	–	–
Cash Value Added (CVA)[6]	EURm	–194.8	–109.8	–	–224.1	–	–	–
Change in CVA	EURm	–85.0	114.3	–	–	–	–	–
Shareholders' equity 31.December	EURm	604.5	557.0	8.5	529.1	–	698.6	661.8
Net Gearing[7]	%	217.0	290.4	–	337.9	–	230.6	134.4
Investments and downpayments	EURm	204.1	248.7	–17.9	440.9	–	755.1	656.0
Personnel (Average)		7,167	7,358	–2.6	7,954	–	7,725	7,534
Capital market figures								
Reuters code		AUAV.VI						
P/E ratio 31 December		4.6	5.3	–	–	–	7.9	13.7
Earnings per share	EUR	1.42	1.29	10.1	–4.88	–	1.56	1.37
Diluted earnings per share[8]	EUR	1.35	1.26	7.1	–	–	–	–
Dividend[9]	EUR	0.00	0.00	–	0.00	–	0.30	0.51
Market capitalisation 31 December[10]	EURm	210.6	222.9	–5.5	265.2	–36.5	418.2	639.2
Traffic statistics (scheduled and charter services)								
Passengers carried[11]	(000)	8,479.4	8,834.7	–4.0	8,850.7	–	8,445.6	8,030.8
of which on scheduled flights	(000)	7,051.7	7,269.2	–3.0	7,177.8	–	6,892.3	6,538.7
Passenger load factor[12] (scheduled services)	%	71.3	70.5	0.8P.	68.6	–	68.7	66.7
Available tonne kilometers per employee[13]	(000)	470.9	458.4	2.8	411.2	–	441.4	421.4
Aircraft		88	87	1.1	89	–	92	87

1 Business performance: Lauda Air considered as fully consolidated for full financial year for comparison only.
2 Lauda Air considered at equity from January to October inclusive, and fully consolidated from November onwards. Personnel and traffic statistics include Lauda Air for the entire year.
3 IFRS values for 1999 have been established for comparison only. Personnel and traffic statistics include Lauda Air.
4 Operating revenue: *total turnover plus changes in inventories, services rendered for own account and carried as fixed assets and other operative revenues.*
5 Return on Total Gross Assets (ROTGA): EBITDAR in relation to Total Gross Assets (=assets at acquisition cost minus non-interest-bearing debt).
6 Cash Value Added (CVA): (ROTGA minus WACC) x Total Gross Assets (=assets at acquisition cost minus non-interest-bearing debt).
7 Net Gearing: Long term debt excl. provisions and tax accruals/deferrals minus cash-like items, in relation to shareholders' equity.
8 Adjusted by average number of own shares held by the company.
9 Dividend 2003: Due to the negative balance sheet result of the parent company, payment of a dividend is not allowed.
10 From 2002: adjusted by 1.7 million repurchased shares.
11 Passengers carried: number of revenue passengers carried on individual flights. Flights with one flight number are counted as just one flight regardless of the number of stopovers.
12 Passenger load factor: *available seats in relation to the number of revenue passengers in percent* (RPK x 100/ASK).
13 Available tonne kilometers per employee: weight capacity available on scheduled services in tonnes times distance travelled per airline employee (yearly average).

Highlights

Turnaround confirmed: strong result despite tough market conditions

- Effects of crises (Iraq, SARS) dampen demand in difficult economic environment across industry
- Further reduction in unit costs by 5.1 %
- Production (ASK) and transportation performance (RPK) both hold steady
- Passenger load factor (scheduled services) up by 0.8 percentage points to 71.3 %
- EBITDAR down from EUR 463.2m to EUR 420.8m
- EBIT at EUR 63.3m significantly up on last year despite negative environment
- Earnings before tax increase sharply from EUR 4.2m to EUR 25.7m
- Interest-bearing liabilities reduced by EUR 335.6m
- Marked improvement in net gearing: down from 290.4 % to 217.0 %

Group clearly improves ability to withstand crises

- Value-oriented new Group strategy begins to take effect
- Agreement of "crisis package" with flight staff – short-time working models apply automatically if levels of demand decline
- Far-reaching measures taken to produce flexibility and reductions in costs
- Reduction in investment volume
- Real progress made in fleet harmonisation
- Utilisation of excess aircraft capacity

New brands and innovative product concept

- Powerful new brands: Austrian and Austrian arrows
- Innovative new product concept – complete relaunch
- Simple, transparent product and pricing structure
- Focus East – new offensives in Central and Eastern Europe, and Asia
- Offensive market presence produces market share gains in Asia/Australia and North America

on the wing



"on the wing" – after the turnaround in the financial year 2002, the Austrian Airlines Group is still firmly on course for success. A range of new measures and achievements in 2003 enabled the Group to secure both its market position and its ability to withstand crises. A complete product relaunch and the new "Focus East" programme mean the prospects for the future are bright.

Please find the interactive online version of this report under **www.aua.com/report2003.**

Contents

“Agile, Natural, Melodic”

Austrian

Austrian arrows
operated by Tyrolean

Lauda

Scheduled traffic
Charter traffic
Cargo traffic

“Focus East”
Niche markets: West-East transfer and flights to and from Austria

Dynamic, quality-oriented Group

Leader in Austrian domestic market

Highly efficient domestic hub in Vienna


OE-LAM



Exceptional product quality

Personal service

First-class comfort

Young, extremely modern fleet

Numerous international awards





Key player in Austrian economy

Operating revenue of around EUR 2.2bn

Listed on Vienna Stock Exchange

Almost 7,200 highly qualified and motivated employees





Member of Star Alliance

Connections to around 580 cities in 130 countries

Access to some 500 airport lounges across the world

Long-term corporate success based on consistent use of value orientation. Measures: improvement in Cash Value Added (CVA) and Return on Total Gross Assets (ROTGA)

Personal initiative and entrepreneurial spirit

Our Vision

The Austrian Airlines Group is an independent, competition-oriented Austrian group of airlines, which – through the consistent and ongoing development of its competence in Central and Eastern Europe and partnerships within the Star Alliance – stands for quality and profitability.

Our Mission

We want to be the airline of choice for business and tourist travellers in Austria as well as Central and Eastern Europe. We will take a leading position in exploiting the market opportunities offered by this region. We are developing Vienna into the most efficient and competitive hub in the region. Our core businesses are passenger and cargo traffic, areas in which our name is synonymous with the very highest levels of service quality.

The Austrian Airlines Group "on the wing"

A discussion with the members of the Board of Management of the Group, Vagn Soerensen (VS), Walter Bock (WB), Josef Burger (JB) and Thomas Kleibl (TK)

Austrian Airlines Group on its way up
Vagn Soerensen, CEO



In last year's Annual Report, you announced the beginning of the "Turnaround" for the Austrian Airlines Group. Since then, of course, global factors have made the past year one of the most difficult in the history of the airline industry. Under such circumstances, do you believe the Austrian Airlines Group has been able to stay on course?

VS: Yes, absolutely. I would go further: thanks to the good work we've done since 2002, we have managed to break free of the wider trend amongst our competitor airlines, and exceed our own optimistic forecasts.

How is this success manifesting itself in concrete terms?

TK: In a year when a great many airlines have recorded considerable losses, and despite the extremely tough operating environment in the industry, we increased our EBIT by over 50 % to EUR 63.3m. Working on this strict financial basis, moreover, we put ourselves in a position to reduce our net gearing still further. In this way, we have made decisive progress in one of our central issues.

JB: A central focus point in 2003 was the relaunch of our brand and product portfolio, which we have used to harmonise our services with the changed habits of our customers. To increase our presence as a group, we renamed the Tyrolean Airways regional brand "Austrian arrows" in an effort to align it more closely with the new mainline brand, "Austrian". At the same time, we have completely redesigned our product and fare structure. The result of this restructuring has been to enable our customers to book and travel with us more simply, flexibly and transparently, and at lower prices, while the quality of the service remains as high as ever.

We have not restricted ourselves to structural change, however. We are also using our "Focus East" project to make real inroads in relation to our niche policy.

WB: We also made significant progress in our fleet harmonisation in 2003. We continued to reduce the number of fleet families used by the Group, and successfully converted ongoing orders to fit more closely with the planned fleet structure.

So you were able to tackle strategic themes in 2003, despite the wider crisis?

TK: Perhaps we did our homework earlier than other companies. We were forced to do so after our difficulties in 2001, and it paid off.

Taking the economic conditions into consideration, was a year like 2003 really the right time for a brand and product relaunch?

VS: Absolutely, there's no doubt about it. We needed to communicate to the outside world the successful internal changes we had made also by means of our product and brand. We were recently encouraged by feedback confirming that our customers had welcomed the changes.

How does an organisation like the Austrian Airlines Group hold out against low cost carriers?

VS: By repositioning itself in the market. Our approach in this regard is to integrate certain essential components in the success of the low cost airlines into our own business model as a network carrier. We are focusing more strongly on transparency and flexibility, but will retain our own well-proven quality elements and extensive network, at reasonable prices.

TK: That will also require higher flexibility internally. Even under the difficult conditions of last year, we have succeeded in making costs variable, and have simplified our processes. This will enable us to increase both our competitiveness and our ability to withstand crises. That's a win-win: we have economised, but not at the cost of the customer.

WB: In a similar context, a key success in the past year has been the agreement with our flight staff, which produced a reduction in costs and a simultaneous increase in flexibility and productivity.

Relaunch of our brand and product portfolio and "Focus East"

Josef Burger, CCO



We talked briefly about the "Focus East" project earlier. What is the project aiming to do?

JB: It means the Austrian Airlines Group, which is already the Number One in terms of West-East transfer, will be concentrating on building business in Central and Eastern Europe and in the Far East in future. This will require us both to increase frequencies to existing destinations while also developing new destinations. Our experience and dynamic market behaviour in the East are proving to be key strategic assets in this area.

Did our homework earlier than others

Thomas Kleibl, CFO



WB: The permanent positioning of a Boeing 737 at Bratislava Airport from May 2004 underlines our commitment to this high-growth region. We are currently considering the deployment of aircraft from a number of other East European cities, in a bridgehead strategy.

How do you see the international trends in the airline industry – where is aviation heading?

VS: Essentially, and this is particularly true of Europe at present, there is a strong movement towards consolidation, as the example of the Air France/KLM takeover shows. At the same time, we are seeing a strong tendency towards cooperation within alliances – one reason why our group's decision to join the Star Alliance back in 2000 was a good one.

JB: In general, however, the airlines that will experience opportunities are those that are economically sound, that manage to occupy a particular niche. This is why we are extremely well positioned with our "Focus East" project.

Where does the Austrian Airlines Group go from here? Where do you see the Group in, for the sake of argument, five years time?

VS: In the next five years, we want to continue expanding our market niche as a quality carrier with a dense network in Central and Eastern Europe, strengthening our leadership position. Increasing profitability and reducing debt further still are, of course, central focal points for our activities. We are working on cost reduction measures in every division of the company.

This is not an impossible task. I know that from the high level of motivation shown by our employees, who are increasingly acting as entrepreneurs within the company and have supported and helped implement the changes of the past two years in deed and word.

Significant progress in fleet harmonisation

Walter Bock, COO



Finally, what are your predictions for 2004?

TK: As the title of this year's Annual Report suggests, we feel the Group is now firmly "on the wing", that is has acquired new impetus to come through difficult times. We are working on the basis of increasing demand and a resultant increase in business volume. As long as we continue to concentrate on our niche and exercise strict cost control, we should be able to increase our adjusted EBIT from EUR 4.2m to approximately EUR 50m.

VS: Back in 2002, we were still concentrating on the reorganisation of the Group. In 2003 we were able to devote ourselves to the optimisation of our processes and building on our ability to withstand crises – and in 2004, we hope to reap the rewards of these efforts for our customers and shareholders.

Thank you all for speaking to us today.

Corporate Bodies

Supervisory Board

- **Rainer Wieltsch**, Chairman, Member of the Board of Management, ÖIAG
- **Herbert Koch,** First Deputy Chairman, Executive Partner, Kika Möbel-HandelsgesmbH and Managing Director, Leiner
- **Alfred Ötsch**, Second Deputy Chairman, Member of the Board of Management, Siemens AG, Nurnberg
- **Alain D. Bandle**, General Manager "Dell (Switzerland) S.A."
- **Martine Dornier-Tiefenthaler**, Lawyer
- **Helmut Elsner**, CEO, Bank für Arbeit und Wirtschaft AG (until 30 April 2003)
- **Karlheinz Muhr**, Managing Director, Volaris Advisors (until 1 June 2003)
- **Gerhard Randa**, Chairman of the Supervisory Board, Bank Austria Creditanstalt AG
- **Walter Rothensteiner**, CEO, Raiffeisen Zentralbank AG
- **Erhard Schaschl**, Chairman of the Supervisory Board, Österreichische Elektrizitätswirtschafts AG
- **Johann Zwettler**, CEO, Bank für Arbeit und Wirtschaft AG (since 30 April 2003)

Members of the Supervisory Board retired in the report period:

- **Helmut Elsner** (until 30 April 2003)
- **Karlheinz Muhr** (until 1 June 2003)

Members of the Supervisory Board joining in the report period:

- **Johann Zwettler** (since 30 April 2003)

The following employees were appointed by the Austrian Airlines Staff Council in accordance with § 110 of the Austrian Employment Act to serve as the staff representatives on the Supervisory Board:

- **Thomas Häringer**
- **Walter Fried**
- **Franz Marsak**
- **Karl Minhard** (since 2 May 2003)
- **Rudolf Novak**
- **Ulrich Sedlaczek** (until 2 May 2003)

In accordance with § 141 of the Austrian Aviation Act, the Austrian Civil Aviation Authority was represented on the Supervisory Board by

- **Karl Prachner**

Board of Management

- **Vagn Soerensen** – Chief Executive Officer (CEO), Strategy, Communications, Human Resources & Organisation
- **Walter Bock** – Chief Operations Officer (COO), Flight Operations, Engineering, Ground Services
- **Josef Burger** – Chief Commercial Officer (CCO), Network, Sales, Marketing, Cargo
- **Thomas Kleibl** – Chief Financial Officer (CFO), Corporate Finance, IT, Purchasing

Executive Vice Presidents

- **Gustav Baldauf**, Cockpit Operations (since 26 June 2003)
- **Peter Briza**, Corporate Accounting & Planning
- **Walter R. Hechenberger**, Technical Department (since 26 June 2003)
- **Peter Malanik**, Secretary General, International Relations
- **Fritz Otti**, Corporate Strategy & Corporate Projects
- **Wolfgang Prock-Schauer**, Long Term Planning & Alliances (until 26 June 2003)
- **Christian Schmid**, Sales & Passenger Systems
- **Rainer Walther**, Ground Operations

Vagn Soerensen – CEO

Born 12 December 1959,
married, 2 daughters, 1 son

Career path

- 1984 – 2001
  SAS Scandinavian Airlines

  Various marketing and management functions, including Vice President, Route Sector Europe, Vice President, SAS Airlines International, Senior Vice President & General Manager, SAS Business Systems Division; final position Executive Vice President & Deputy CEO
- Since 1 October 2001
  Chief Executive Officer (CEO) of Austrian Airlines Group

Walter Bock – COO

Born 8 November 1944,
married, 1 son

Career path

- 1966 – 1969
  Vienna air traffic control
- Seit 1970
  Austrian Airlines

  After pilot training, various management functions in operational area, including manager of pilot recruitment, MD-80 head of fleet and flight operations manager/chief pilot
- Since 15 October 2001
  Chief Operations Officer (COO) of Austrian Airlines Group

Josef Burger – CCO

Born 4 April 1952,
married, 2 sons

Career path

- 1978 Austrian Airlines market research
- 1979 – 1981 Österreichisches Verkehrsbüro
- 1982 Meridian tour operator
- 1982 – 2001
  Tyrolean Airways / Executive manager of marketing department
- 2001 Tyrolean Airways / Managing Director
- Since 15 October 2001
  Chief Commercial Officer (CCO) of Austrian Airlines Group

Thomas Kleibl – CFO

Born 24 May 1959,
married, 1 daughter, 2 sons

Career path

- 1979 – 1983 Kleibl GmbH
- 1984 – 1986 Milan Bioform GmbH
- 1987 – 1989 Girozentrale / Account Manager
- 1989 – 1992 OMV AG / Divisional Controller
- 1991 – 1992 Controller OMV Canada Ltd.
- 1992 – 1994 Lauda Air / Manager Controlling
- 1994 – 2001 Wienerberger Ziegel AG / Business Manager Austria
- Since 1 October 2001
  Chief Financial Officer (CFO) of Austrian Airlines Group

Vagn Soerensen

- Corporate Subsidiaries & Projects
- Corporate & Market Communications
- Human Resources & Organisation
- Secretary General, International Relations & Alliances
- Internal Audit

Walter Bock

- Tyrolean Airways Production Company
- Lauda Air Production Company
- Austrian Airlines Production Company
  - Accountable Management & Security Office
  - Safety & Quality Management
  - Flight Operations
  - Cabin Operations
- Personnel Planning & Controlling Operations
- Ground Operations
- Technical Department

Josef Burger

- Market Research & Business Monitoring
- Commercial Cost Control & Quality Management
- Commercial Drivers & Innovations
- Sales & Passenger Systems
- Cargo System
- Network Management

Thomas Kleibl

- Investor Relations
- Controlling
- Group Treasury, Risk & Asset Management
- Purchasing & Internal Services
- IT Services

The New Austrian Airlines Marketing Mix: Quality, Choice and Individuality at Attractive Prices

"Natural, agile, melodic" – the new motto of the Austrian Airlines Group to completely reorganise its market presence in the report period. The momentous relaunch covered the brand portfolio of the Group and its visual appearance, as well as the product and marketing mix. It has produced a Group presence that is clearer, more dynamic and more transparent to the customer, and communicates the atmosphere and mood of the "Spirit of Spring". Under the brands "Austrian" (formerly Austrian Airlines), "Austrian arrows" (formerly Tyrolean Airways) and Lauda Air, the Group provides a broad and attractive portfolio of services, focusing on flights to and from Austria and West-East transfer. The new line, which has been successfully implemented since autumn 2003, has distinguished itself by its outstanding price/performance ratio, broad range of individual choice and comprehensive web-based offensive.

Aviation services in the international premier league

The companies of the Austrian Airlines Group clearly distinguish themselves from competition due to their attractive range of aviation services and exacting quality standards throughout the business process. This has long enabled the Austrian Airlines Group to establish itself as a provider of unrivalled quality. Working in tune with the needs of its customers, the Group covers the scheduled, charter and cargo segments, concentrating on providing as diverse and broad a service as possible in two niche areas: flights from and to Austria, and West-East transfer. Due to its integration into the Star Alliance, the world's largest international alliance of airlines, the Austrian Airlines Group is able to provide a global network of destinations and an extensive range of related services.

"Natural, agile, melodic" – the new brand presence of the Austrian Airlines Group

In autumn 2003, the Austrian Airlines Group marked a milestone in its history with the introduction of an entirely new brand presence. New brands, a relaunched brand hierarchy and an imaginative new look have combined to underline the Group's dynamic claim to be amongst the very best companies in its league.

Austrian, Austrian arrows and Lauda Air

The new brand presence has initiated a series of fundamental changes. A complete reorganisation of the brand portfolio of the Austrian Airlines Group was required to position and focus its considerable strengths. This has resulted in a clear, dynamic presence for the entire Group and far greater transparency towards the customer. The transformation from the "Austrian Airlines" brand to "Austrian" is primarily designed to create a simpler, fresher overall image, while Tyrolean will operate in future under the powerful product brand "Austrian arrows". In this way, the regional flight segment – which plays a key role in our scheduled services – is more closely associated with the main Austrian brand. As a well-established brand in the holiday flight and charter segment, meanwhile, "Lauda Air" will continue to operate as before.

The new brand environment communicates the atmosphere and mood of the "Spirit of Spring" – a natural, agile and melodic feeling embodying the unforced, authentic style and service provided by charming individual personalities. This brand environment represents the determination of the Austrian Airlines Group to add a splash of colour and freshness to the travel experience of every one of its passengers.

Spirit of Spring

A total of 19 aircraft belonging to the Austrian and Austrian arrows fleet were converted to the new exterior design in 2003, while a further 15 are expected to be fitted out in the new look in 2004.

Due to the difficult external conditions, the company has conducted the relaunch with a high regard for cost-efficiency at all times. At around EUR 1.8m, the total cost of the brand relaunch has been reasonable in comparison with companies in the brand article and service industry.

Innovative new marketing concept

At the same time as launching its new brand presence, the Austrian Airlines Group has breathed new life into its marketing. Every element of the marketing mix – from product design, price structure and sales conception through to promotions – has been updated and relaunched in light of the changed requirements of the market and customers. Its exceptional price/performance ratio, the range of individual choice available and the comprehensive web-based offensive distinguish the new line, successfully introduced last autumn.

The core elements of this new concept are as follows:

» Simpler, more transparent fare structure

In October 2003, at the beginning of the 2003/04 winter schedule, the Austrian Airlines Group introduced a new and attractive fare concept for direct air services operating between Austria and all West, Central and East European destinations. The concept offers customers greater transparency through a simplified fare system, attractive special offers – in the form of the "redticket" – and an attractive business fare. At the same time, Business Class and Economy Class ticket fares have fallen by 20 % and more. The new pricing system is conceived in such a way that the earlier the customer books, the greater the availability of low fares. By working to simplify formerly complex fare systems, the Austrian Airlines Group is leading the way amongst network airlines.

» Completely new internet presence and online booking at discounted fares

The Austrian Airlines Group also reorganised its internet presence during the report period in an effort to make it significantly more customer-friendly. The new sales portal at www.austrianairlines.com offers the customer a clearly structured overview of all the latest information on offers & specials, flight & booking, hotels & car rental, travel & preparing to fly. An additional "Help" tool provides users with rapid orientation and speeds up the search and booking process. All the applicable fares in Business and Economy Class can be booked easily over the website from the comfort of the customer's home or office. With this system, the Austrian Airlines Group is addressing its customers' demand for online access to individualised booking options at attractive fares, and actively challenges low cost carriers.

Alternative to low cost carriers

Since the introduction of the new special offers, the number of online bookings at the Austrian Airlines Group has tripled in size. At present, around 4 % of bookings are made over the internet, a figure that is rising continuously.

www.austrianairlines.com

» New, forward-looking catering concept receives a warm welcome from passengers

In the field of catering, too, the Austrian Airlines Group has set altogether new standards since the brand relaunch. The range of "restaurant style" meals available in Austrian Business Class on medium-haul flights was refined further: temptingly served amuse gueule variations and new menu compositions from renowned

Strong new brand, dynamic market presence

- Austrian, Austrian arrows and Lauda Air
- New look – "natural, agile, melodic"
- New, more transparent product
- More transparent – and lower – fares
- Big expansion in online booking
- etix® – the way to fly without a ticket
- Individual in-flight service at international top level

chefs ensure the continued satisfaction of the most demanding Business Class passenger.

Innovative changes in product, service and bookings

In Economy Class, meanwhile, the Austrian Airlines Group introduced a new "Bistro Service" concept on all short- and medium-haul scheduled flights within Europe. The decision to take this measure was based on surveys highlighting passengers' desire to have a more individualised choice of dishes, especially on short-haul flights. As a first step, a varied range of snacks and drinks was made available for purchase on flights lasting between 60 and 100 minutes from 1 November 2003 onwards.

» Providing a premier service at every level – greater comfort at Vienna Airport

In an effort to provide its customers with greater comfort both before departure and when in the air, the Austrian Airlines Group implemented a series of pre-flight innovations in the report period.

Most important of these was the decision to shorten the time available to passengers between final check-in and the actual departure of the flight. At Vienna Airport, this is now just 30 minutes for Business Class passengers on short- and medium-haul flights, and 45 minutes for Economy Class customers. On long-haul services, final check-in has generally been reduced to 60 minutes prior to takeoff.

In addition to the existing check-in machines for those passengers carrying hand luggage only, new self-check-in devices have now been installed for passengers with bulkier luggage.

To make access to departure gates quicker and more comfortable, a dedicated "fast lane" has been set up at the security control for use by Business Class passengers and frequent flyers.

» etix® – the best way to fly without a ticket

An increasing number of passengers appreciate the true value of paper-free ticketing, which is provided under the etix® brand name by the companies of the Austrian Airlines Group. The system offers a wide range of benefits: it saves the customer time (no longer any need to collect the ticket), reduces the risk of losing the ticket and forces prices down as the charge for issuing an electronic ticket is lower. Paper ticketing is no longer required on 42 Austrian Airlines Group routes from Austria, and on a further 85 routes within the Lufthansa network. The programme is continuously expanding, and the number of flights booked using etix® technology rose by almost 100 % in 2003, reaching a figure of 652,000 tickets sold.

Levels of customer satisfaction hit new heights

The world leadership of the Austrian Airlines Group in terms of service quality was confirmed impressively – once again – during the report period. The readership of Germany's foremost business travel magazine BUSINESS TRAVELLER again voted Austrian Airlines the "Best Airline for travel within Germany and within Europe".

Numerous rankings confirm success

In the Airline Test run by online travel agency travelchannel.de, Austrian Airlines was named "Best Short- and Medium-Haul Airline in 2003". In a survey carried out by business magazine Capital, Lauda Air was named "Airline of the Year" in Europe for an unprecedented sixth time in succession – followed by Austrian in second place. Austrian arrows improved its performance to win the Regional Airlines section of the same survey. The Austrian Airlines Group will meet these positive assessments with a whole-hearted commitment to raise levels of quality, punctuality and reliability still further.

on the wing


ATTRACTIVE PRICES ONLINE BOOKING NEW DESTINATIONS QUICK TRANSFERS

a programme with bite

a complete product relaunch

Value Orientation as Core Objective – Group Strategy Reconfirmed in 2003

The new strategy of the Austrian Airlines Group, which was initially implemented in 2001, once again proved its value under the difficult conditions shaping the financial year 2003. Maintaining certain strategic core elements – the central requirement of which is the value orientation of all activities – the Group had to reposition itself in the report period, primarily in the light of changed consumer behaviour and increasing competition from low cost carriers. To this end, the Austrian Airlines Group completely relaunched its market presence in the report period, while also modernising and redefining its entire marketing mix. The Group continues to concentrate on two market niches: West-East transfer and flights from and to Austria.

Successful trend in 2003 despite broadly negative environment
For the aviation industry, 2003 was characterised by a wide range of negative influences. While the long-awaited recovery in world demand for air travel appeared to be developing in the final weeks of 2002, the entire airline industry was massively affected from the beginning of 2003 onwards by a combination of weak international business activity, the Iraq crisis and the uncertainties associated with SARS. Greater price sensitivity on the part of customers, stagnating demand from companies and increasing competition from low cost carriers also depressed the market.

Falls in demand and yield

The result was a massive collapse in demand coupled with a rapid downward trend in yields. While the reduction in demand should be a temporary phenomenon, yields on a number of different routes are not expected to recover to their previous level.

Thanks to the consistent pursuit of its new Group strategy, which was first implemented in 2001, the Austrian Airlines Group was able to withstand the effects of global recession, the Iraq crisis and SARS on its annual result in 2003.

Success in a difficult environment

Despite the adverse circumstances, indeed, the Group even managed to raise its EBIT from EUR 41.4m last year to EUR 63.3m in 2003.

Far-reaching structural change in the aviation market – transformation in consumer behaviour
In general, the market for aviation services has been subject to a far-reaching

Low cost carriers

Low cost carriers (often also referred to as "no frills carriers") offer a limited programme of services. Passengers are unlikely to receive in-flight catering, seating comfort is limited and the amount of free luggage reduced. It is often only possible to book flights over the internet, while rebookings are either impossible or can only be made at substantial additional cost. The accent is firmly upon direct traffic between cities, and connecting flights are not normally available. Due to the limited programme of services that they offer, low cost carriers are in a position to produce more cheaply than quality airlines.

switch in consumer behaviour, which is becoming increasingly polarised by benefit maximisation and cost minimisation. Price sensitivity is growing, while customer demands – which are on the increase – become more individualised and brand loyalty decreases. Simple travel arrangements (usually over the internet) and transparency with regard to services used are becoming more important to customers.

Repositioning in market

Naturally, changes of this nature exert an enormous influence on the business models of Austrian Airlines, and its positioning in the competitive environment.

Currently, three alternative strategic models for airline business are emerging:

» **Specialisation** in simple, efficient direct connections as practiced by low cost carriers.

» **Consolidation:** in view of the strong fragmentation of the airline industry compared to other sectors, this represents a second positioning option. One example of this trend is the ongoing takeover of KLM by Air France.

» **Hybridisation:** the third approach, also being pursued by the Austrian Airlines Group, involves the integration of essential components in the success of low cost carriers into the business model of a network carrier.

Integration of components in the success of low cost airlines

With this objective in mind, the Austrian Airlines Group completely relaunched its market presence in the report period, while also modernising and redefining its overall marketing mix, from product design through pricing and sales conception to promotions. (For further details, see p. 8).

A strong starting point

The core competence of the Austrian Airline Group continues to lie in the combination of an attractive, high-frequency route network focused on Europe – especially Central and Eastern Europe – with selected long-haul services, primarily to Asia, Australia and North America. The positioning of the Group also includes a number of other highly positive aspects: outstanding product and service quality, a young fleet, membership of the world's leading airline alliance, the Star Alliance and 60 % market share at the highly efficient hub of Vienna International Airport.

Expansion of European Union offers new opportunities

One positive factor of key importance to the future development of the Austrian Airlines Group is the imminent expansion of the European Union into Central and Eastern Europe. Following the expansion, far-reaching EU deregulation of aviation will be extended to the new member states, and the airlines of all members will be able to provide their services without the former, nationally based restrictions.

Deregulation of aviation in enlarged EU

These developments are generally expected to produce an increase in traffic volume from this region and in direct connections between destinations in Western and Eastern Europe. To benefit fully from the rising direct traffic with new member states, the Austrian Airlines Group is launching a selective bridgehead strategy for specific destinations. In a first step, the Group will position a Boeing 737 in Bratislava from May 2004 onwards, creating a direct connection between the Slovak capital and the three Western European cities with the highest passenger volume, London, Paris and Brussels. Depending on the results of this step, the Group is considering an increase in its network of flights departing from Bratislava as well as an expansion of this strategy into other markets.

Positioning of one aircraft in Bratislava

The special importance of Bratislava Airport to the Austrian Airlines Group has gained further impetus in recent months as the Slo-

Demanding aviation business

The market for air traffic is fundamentally different from other industries, and subject to relatively complex framework conditions:

» **High cyclicity** as a result of the above-average dependency of air travel on economic growth – demand fluctuates about twice as strongly as the economic cycle

» **Intense competition,** which is increasingly shifting from individual airlines to the level of alliance systems and is increased by low-cost carriers

» **Tight profit margins** and sales prices with a tendency to fall

In this highly specific market environment, two factors above all others form the basis for a successful corporate development. The Austrian Airlines Group has paid particular attention to these aspects in the conception and implementation of its corporate strategy:

» An **attractive product** based on dense networks, efficient hubs and unconditional customer-orientation

» Strict **revenue and cost management**

Successful Group strategy


Communication strategy
Business segments strategy
Alliance strategy
Network and market strategy
Value orientation
Employee strategy (incl. core competences)
Risk and business dimensioning
Customer positioning

vak government has begun to consider the privatisation of the facilities. Bratislava Airport offers both cost benefits and alternative production opportunities compared to Vienna International Airport, as well as opening up the door to the dynamic Slovak, Moravian and West Hungarian regions. Against this background, the Austrian Airlines Group recently officially announced its interest in a cooperation agreement or participation in the airport.

Strategy successfully developed further – value orientation remains core element

When the market presence of the Austrian Airlines Group was comprehensively relaunched last autumn, this was done in harmony with the new Group strategy, successfully implemented since 2001. It includes seven fields of action, the unifying core element of the strategy being the consistent value orientation of all Group activities.

Above average increase in value targeted

Naturally, the Austrian Airlines Group has used the far-reaching changes in its environment during the report period as an opportunity to develop further specific areas of its strategy.

Overall, however, the new Group strategy has remained unchanged in its main features, and includes the following core elements:

» Absolute **value orientation** is a fundamental requirement and central to all considerations. In the medium term, the Austrian Airlines Group must achieve an above-average increase in value in comparison to its peers.

» Individual operational areas are clearly allocated to the airlines of the Group according to the **Production Company Concept.** This guarantees the unambiguous allocation of responsibilities, and above all objective measurement of the contribution made to the result and the achievement of stated targets. Austrian Airlines bears commercial responsibility for the scheduled and cargo divisions, using aircraft with 110 seats and above to provide these services. Tyrolean Airways covers regional traffic using aircraft with up to 110 seats. Lauda Air bears commercial responsibility for charter traffic and the production of selected long haul scheduled routes of Austrian.

» In the scheduled segment, the **market strategy** of the Austrian Airlines Group concentrates on providing as diverse and dense a product range as possible in two key niche markets: flights to, from and within Austria, and West-East transfer.

Niche strategy: flights to and from Austria, West-East transfer

To expand the Austrian domestic market and fully use the commercial opportunities, frequencies are being increased step by step and new destinations introduced. In 2003, for example, frequencies were raised on the routes to Bologna, Bucharest, Chisinau, Kosice, Poznan, Sarajevo, Tirana and Venice, while routes to Baku and Rostov were newly integrated into the network.

In the well-established sector of West-East transfer, no other Western airline in the world offers as many Central and East European destinations as the Austrian Airlines Group. According to the "First Mover" tradition, the Group will continue to work to secure and expand upon this hard-won leadership position. In this way, primary destinations in Eastern Europe will be served three times a day in future, while secondary points will be connected to Vienna by up to two daily flights. The Group also intends to integrate new destinations in Central and Eastern Europe into its route network.

New "Focus East"

The charter business is also to be strengthened further by a focused expansion. The highest levels of growth are expected in the area of individual seat sales.

Our Vision

The Austrian Airlines Group is an independent, competition-oriented Austrian group of airlines, which – through the consistent and ongoing development of its competence in Central and Eastern Europe and partnerships within the Star Alliance – stands for quality and profitability.

Our Mission

We want to be the airline of choice for business and tourist travellers in Austria as well as Central and Eastern Europe. We will take a leading position in exploiting the market opportunities offered by this region. We are developing Vienna into the most efficient and competitive hub in the region. Our core businesses are passenger and cargo traffic, areas in which our name is synonymous with the very highest levels of service quality.

Austrian Airlines Group with the largest network in Central and Eastern Europe


28
24
23
17
16
13
10
9
8
8
7
Austrian Airlines
LOT
Lufthansa
British Airways
CSA
Swiss
Malev
SAS
KLM
Air France
Alitalia

Source: Official Airline Guide.

» Through its integration into the strong **alliance system of the Star Alliance** and its co-operation agreements with other partners, the Austrian Airlines Group will reach a critical mass, especially in areas such as Network, Distribution and Sales, which will have the effect of minimising costs and increasing revenues.

Consistent implementation of ambitious goals

The Austrian Airlines Group has set itself extremely demanding standards for the assessment of progress in the implementation of this strategy.

» In the operational area, the Group should achieve an equity ratio of at least 25 % and a reduction in unit costs of approximately 9 % by 2007. The financial year 2003 confirms the direction taken by the Group: unit costs fell by 5.1 %, while net gearing – as a measure of debt at the company – improved strongly, falling from 290.4 % to 217.0 %.

» CVA should achieve a positive value by 2007 due to a marked increase in the ROTGA. Due to a reduction in the ROTGA from 7.7 % to 6.2 %, the figure for CVA in 2003 was EUR –194.8m, following EUR –109.8m in the previous year.

Increase in CVA and ROTGA as measures

» The Group also aims to ensure that Austrian Airlines shares outperform the MSCI Europe Airlines Index by 3 % over a period of three years. Austrian Airlines shares have outperformed this reference index by c. 50 % between the beginning of 2002 and February 2004. (For further details, see p. 17)

High quality, strengthening of market leadership

» In the area of service – as well as maintaining the high levels of product quality, punctuality, reliability and customer satisfaction – the Austrian Airlines Group is striving to increase turnover in high-yield segments (Business Class and full-fare Economy Class) to over 40 %.

» The Group also aims to become the market leader on twelve of the most important regional routes from and to Austria. While the Austrian Airlines Group led the market on four of these routes in 2001, this figure has risen to nine by 2003. Despite generally weaker levels of demand, the Group also succeeded in winning market share in Asia/Australia and North America. Against this backdrop, load factors also continued to improve. On scheduled services, the passenger load factor rose by 0.8 percentage points to 71.3 %.

» Passenger volume in Central and Eastern Europe should also be subjected to a clear increase. By 2008, the Austrian Airlines Group will raise the passenger volume of this region by 50 %.

» Finally, revenue from ticket sales by Star Alliance partners should be increased from EUR 230m in 2001 to over EUR 400m by 2007.

The Star Alliance

AIR CANADA
AIR NEW ZEALAND
ANA
Asiana Airlines
Austrian
bmi
LOT POLISH AIRLINES
Lufthansa
MEXICANA
SAS Scandinavian Airlines
SINGAPORE AIRLINES
Spanair
Thai
UNITED
VARIG

Star Alliance: the facts

[illegible] (2003)	15
Flights per day	c. 10,000
Destinations	c. 680
Countries served	c. 127
Employees	c. 300,000

The Austrian Airlines Group has been a member of the Star Alliance, currently the world's largest airline alliance, since March 2000. The 15 Star Alliance member airlines enjoy access to a dense network of destinations across the world, and offer an attractive range of frequent connections, rapid services and extensive frequent flyer programmes. The addition of three new members in 2003 – LOT Polish Airlines, Spanair and Asiana Airlines – has strengthened the position of the Star Alliance further. US Airways is expected to become a member in the second quarter of 2004, while Mexicana will leave the Star Alliance at the end of March 2004 by mutual agreement with the other members.

The membership status of companies belonging to the Austrian Airlines Group was redefined in 2003. Lauda Air is now a Regional Member of the Star Alliance, and flights operated by Austrian arrows are treated as Austrian flights. As a result, separate membership on the part of Tyrolean Airways became unnecessary, and the membership fee of the Austrian Airlines Group was approximately halved.

The Alliance continues to evolve extremely successfully, and is richly appreciated by its passengers. In a recent survey by market research company Skytrax, the Star Alliance was voted 'Best Airline Alliance in the World 2003'.

www.star-alliance.com

Extensive bilateral collaboration with Star Alliance partners

For the Austrian Airlines Group, integration into the dense global network of the Star Alliance represents an essential strategic competitive factor, which the Group has continued to use to full advantage in 2003. By working together with LOT, for example, flights operating between Vienna and Krakow have doubled in volume. Stronger cooperation agreements have also been concluded with SAS, bmi british midland, Air New Zealand and All Nippon Airways.

Star Alliance ticket sales down in 2003

Against a backdrop of stronger competition from low-cost airlines, especially on routes into Germany, and production transfers by Alliance partner Lufthansa, income from ticket sales by Star Alliance partners overall fell to around EUR 230m in 2003 (2002: EUR 280m). Further intensification of cooperation within the alliance is expected to increase revenues in coming years, to around EUR 400m.

The Star Alliance, a leader in world aviation
(shares of world revenue in %)



Others
38.2 %
Oneworld
15.8 %
Sky Team
12.9 %
KLM/Northwest
8.3 %
Star Alliance
24,8 %

Source: IATA

For detailed information about the **"Miles & More"** frequent flyer programme, please contact the Miles & More Service Center in Vienna by telephone at any time on **(+43) 1 68 055 4411**, by fax on **(+43) 1 68 055 4414** or online at **www.miles-and-more.at**

Austrian Airlines Shares

The Austrian Airlines share price fell by a total of 5.5 % in the financial year 2003, despite rising in the wake of the war in Iraq and the rapid settlement of the SARS crisis. The main reason for this was the industrial dispute with flight staff, which had a significant impact on public perceptions and eventually led to strike action. The price has rallied significantly since the beginning of 2004, however, and was still rising tendentially at the time of this report going to press. The assessment of analysts from international investment and brokerage houses, which continue to give extensive coverage to Austrian Airlines, has been positive throughout the year.

Strong price recovery on stock exchanges around world

Negative economic data, the Iraq conflict and the outbreak of SARS (Severe Acute Respiratory Syndrome) placed a strain on share prices at the beginning of the year. However, following the conclusion of the conflict in Iraq and the containment of SARS, the second half of the year saw a marked recovery in prices. Overall, international capital markets recorded clear price gains in 2003.

ATX clearly up (+34.4 %)

In this environment, indices of blue chips in 2003 showed correspondingly high price gains: in Frankfurt, the DAX rose by 37.1 %, the Dow Jones Industrial in New York was up by 25.3 % and Tokyo's Nikkei 225 saw a rise of 24.5 % over the year. The Austrian ATX was also able to benefit from this positive international trend, recording clear growth of 34.4 %.

International airline share prices up

As cyclical consumer values, shares in airlines traditionally tend to reflect the wider economic environment. Accordingly, the share prices of airlines recovered tendentially in the second half of 2003, when global travelling activity began to rise again following the uncertainties at the beginning of the year.

Industrial dispute and reduction in yields put strain on price

The price of the Austrian Airlines share did not follow this global trend. In line with the general development, however, the price rose sharply in the weeks following the Iraq war and the containment of the SARS epidemic, increasing from EUR 6.90 on 31 December 2002 to EUR 7.89 by 11 June 2003.

Austrian Airlines share: –5.5 %

With the onset of the labour dispute with flight staff at Austrian Airlines (see also p. 41) and the marked decline in yields, the share price dropped once again. From July onwards, it essentially moved sideways. On 31 December 2003, Austrian shares were trading at EUR 6.52 (–5.5 %).

Since the beginning of 2004, however, the Austrian Airlines share price has rallied strongly. On 27 February, Austrian Airlines shares were trading at EUR 12.08.

Information on Austrian Airlines shares

Stock Exchange listing	Vienna (Introduction 1988), Official Trading/ Prime Market
Market Maker (Stock Exchange):	Bank Austria, Erste Bank
Market Maker Futures and Options Market (ÖTOB):	Timber Hill (Europe)
Reuters:	AUAV.VI
Bloomberg:	AAIR AV
Datastream:	O:AUA
ÖTOB:	AUA
ÖKB-WKN:	062015
ISIN:	AT0000620158

Austrian Airlines share price and ATX

Absolute share price and indexed to ATX

Austrian Airlines shares absolute
Austrian Airlines shares indexed
ATX indexed



14
12
10
8
6
4
2
180
160
140
120
100
80
60
40
20
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004

Austrian Airlines shares compared to the MSCI Europe Airlines Index[1]

indexed as of 1 January 2002

Austrian Airlines shares
MSCI Europe Airlines-Index



180
160
140
120
100
80
60
40
20
2002
2003
2004

1 The MSCI Europe Airlines Index was calculated for the first time in January 1995. It includes Lufthansa, British Airways, Ryanair, Air France, SAS and Iberia. Consideration of Total Shareholder Return (price gains and dividends).

In 2003, research on Austrian Airlines was published by:

Bank Austria
Bayerische Landesbank
Citigroup Smith Barney
Deutsche Bank
Erste Bank
HypoVereinsbank
Raiffeisen Centrobank

Analysts give positive assessment of turnaround

Austrian Airlines continues to attract strong interest from stock market analysts both at home and abroad. This resulted in a range of corporate analyses being prepared by notable international investment and brokerage companies.

Increased ability to withstand crises

The analysts continued to evaluate the progress of the Austrian Airlines Group turnaround programme as highly satisfactory. In 2003, this positive assessment was confirmed by the generally strong performance of the Group. The trend-setting changes in the collective bargaining agreement for flight staff, which made a decisive contribution to the ability of the entire Austrian Airlines Group to withstand crises, were also broadly welcomed. For the future, too, the estimates of the analysts are based upon a positive corporate trend. In January 2004, several investment banks upgraded their recommendation from "neutral" to "buy".

Austrian

Austrian Airlines Group Annual Report 2003

on the wing



steady
as you g

strong development
in a volatile environment

Shareholders in Austrian Airlines

Share capital: EUR 247.18m,
34m shares (1.7m held by Austrian Airlines)



Free float
43.5 %
ÖIAG[1]
39.7 %
Air France
1.5 %
Austrian
Airlines
5.0 %
Austrian institutional
investors (syndicate)[1]
10.3 %

1 For the purpose of guaranteeing Austrian ownership and effective control in the sense of Article 4 of Council Regulation 2407/92 (EEC) and the Bilateral Agreements on Air Transport, a syndicate agreement is in place between ÖIAG and the Austrian institutional investors LVBG Luftverkehrsbeteiligung GmbH, Salvelinus Handels- und Beteiligungsgesellschaft m.b.H. (Raiffeisen), Wiener Städtische Allgemeine Versicherung Aktiengesellschaft and ÖKK Holding Gesellschaft m.b.H. (BAWAG). The members are committed to voting in the same way as ÖIAG. The shares combined within the consortium are subject to restrictions on their sale.

Increase in CVA and ROTGA as measures of successful value management

The core strategic aim of the Austrian Airlines Group is to create added value for its shareholders (for further details, see p. 12). In concrete terms, the Group is working to achieve a continual, long-term increase in corporate value and an appropriate return on capital employed. An ongoing improvement in Cash Value Added (CVA) and the Return on Total Gross Assets (ROTGA) have been defined as measures for these two key parameters. By constantly increasing these two values, the Group also intends that Austrian Airlines shares outperform the MSCI Europe Airlines Index by 3 % over a period of three years from January 2002.

Ambitious value targets not entirely achieved

As a result of the crisis-ridden external environment, it proved impossible to meet these ambitious targets in the report period. CVA fell by EUR 85.0m to EUR –194.8m in the financial year 2003, while ROTGA reached 6.2 %, compared to 7.7 % the previous year. The sharp fall in yields had a particularly marked effect in this regard. In view of the more optimistic economic forecasts, however, the Group is once again working to improve its CVA to around EUR –160m in 2004, based on an increase in the ROTGA.

Outperformance of the MSCI Europe Airlines Index

By contrast, Austrian Airlines shares outperformed the MSCI Europe Airlines Index by c. 50 % from the beginning of 2002 to February 2004.

Dividend payment cancelled for 2003

The financial strategy of the Austrian Airlines Group is built upon a permanent, substantial improvement of its operating performance and a clear reduction in the level of debt. Despite the substantial reductions made over the past year, the gearing ratio of the Group remains too high at 217.0 %.

Due to the negative balance sheet result of the parent company, payment of a dividend is not allowed. In the medium term, however, the turnaround will benefit shareholders through the payment of appropriate dividends.

Awards confirm strong commitment to Investor Relations

At times of far-reaching change such as these, an active and transparent information policy towards the financial communi-

Value management

		2003	2002	2001	2000	1999
ROE[2]	%	4.4	0.7	–26.7	6.0	4.2
ROCE[3]	%	3.6	3.1	–3.5	4.5	2.3
ROTGA[4]	%	6.2	7.7	5.2	–	–
CVA[5]	EURm	–194.8	–109.8	–224.1	–	–
CVA change	EURm	–85.0	114.3	–	–	–

1 Lauda Air considered at equity from January to October inclusive, fully consolidated as of November following majority takeover.
2 ROE: profit before tax in relation to average shareholders' equity.
3 ROCE: NOPAT (= EBIT minus taxes) in relation to Capital Employed (= shareholders' equity plus interest-bearing debt minus cash-like items).
4 ROTGA: EBITDAR as a ratio of Total Gross Assets (= assets at acquisition costs minus non-interest-bearing debt).
5 Cash Value Added (CVA): (ROTGA minus WACC) x Total Gross Assets (= assets at acquisition costs minus non-interest-bearing debt).

Austrian Airlines shares: capital market figures

		2003	2002	2001	2000	1999
Earnings per share	EUR	1.42	1.29	–4.88	1.56	1.37
Diluted earnings per share[1]	EUR	1.35	1.26	–	–	–
Share price at year-end	EUR	6.52	6.90	7.80	12.29	18.80
Share price high	EUR	7.89	10.52	16.52	19.30	32.70
Share price low	EUR	5.71	5.60	5.50	10.00	17.73
P/E ratio at year-end[2]		4.6	5.3	–	7.9	13.7
P/CF ratio at year-end[3]		0.6	0.4	–	1.3	2.2
Market capitalisation at year-end[4]	EURm	210.6	222.9	265.2	418.2	639.2
Turnover on Vienna Stock Exchange	EURm	76.3	149.5	207.7	171.6	295.9
Average daily turnover	EURm	0.31	1.10	1.18	0.70	1.19
Trading volume on Vienna Stock Excange	Shares million	11.3	18.0	20.5	11.6	12.7
ATX weighting at year-end	%	0.7	1.1	1.5	2.0	2.9
Futures and Options Market	Contracts	12,846	27,841	27,385	13,891	n.a.
Dividend[5]	EUR	0.00	0.00	0.00	0.30	0.51

1 Adjusted by average number of own shares held by the company.
2 P/E ratio: price-earnings ratio: share price in relation to earnings per share.
3 P/CF ratio: price-cash flow ratio: share price in relation to cash flow per share.
4 From 2002: adjusted by 1.7 million repurchased shares.
5 Dividend 2003: Due to the negative balance sheet result of the parent company, payment of a dividend is not allowed.

ty is essential. For this reason, the Investor Relations strategy of Austrian Airlines is strongly oriented towards complete openness and transparency. In 2003, management directly informed institutional investors, analysts and private shareholders of developments within the company and the perspectives of the Austrian Airlines Group at a number of international roadshows and a range of events held within Austria.

Openness and transparency

Once again, the quality of the Group's Investor Relations work was recognised during the report period, receiving numerous awards and favourable judgements.

Similarly to last year, an online version of the Annual Report will be available at **www.aua.com/report2003.** You can find an extensive range of corporate information in the Investor Relations section of our website at **www.austrianairlines.co.at.** This year, we are once again providing an interactive online version of this financial report. To access the online report, go to **www.aua.com/report2003.**

The Austrian Airlines Investor Relations Team, headed by Karl Knezourek, is more than happy to provide you with additional information at any time. Simply call +43/5/1766-3642 or mail **investor.relations@aua.com.**

Awards

"Wirtschaftsblatt" website test of ATX companies
May 2003, First place

Schwabe, Ley & Greiner (Treasury Beratung und Training) "Risikotransparenz der Geschäftsberichte von Nicht-Finanzdienstleistern aus DAX, M-DAX, ATX und SMI"
May 2003, Top Five ranking

Annual Report Awards
"Trend" business magazine
September 2003, Third place, "Online" category, for Annual Report 2002 Austrian Airlines Group

Financial Calendar 2004

Annual Results 2003	1 April 2004
Annual General Meeting Austrian Airlines AG	6 May 2004
First Quarter Results	6 May 2004
Half-Year Results	5 August 2004
Third Quarter Results	4 November 2004
Preliminary Results 2004/Forecast 2005	10 December 2004

Corporate Governance

The Corporate Governance Code as regulatory framework
Published in September 2002, the Austrian Corporate Governance Code is a voluntary measure aimed at self-regulation which provides a regulatory framework for the management and supervision of companies, particularly those listed on the Stock Exchange.

Implementation in the financial year 2003
Already at the time of the Corporate Governance Code coming into effect, Austrian Airlines fulfilled the majority of its regulations. Despite this fact, the company implemented a series of measures in this area in 2003.

Following an initiative by the Board of Management, the Annual General Meeting 2003 approved an amendment to the company charter, according to which the Annual General Meeting is to be called at least three weeks in advance of the scheduled date (Rule 4).

For reasons of transparency, the rules of the Code not already included in the codes of procedure of the Supervisory Board and the Board of Management were subsequently incorporated into those two regulations. Although the committees of the Supervisory Board envisaged in Rules 39 to 43 of the Code were already in existence at Austrian Airlines, they were explicitly set out in the code of procedure of the Supervisory Board from that time onwards and provided with the appropriate powers.

The full Supervisory Board met six times in 2003. In preparation for the full Supervisory Board, the Accounts Committee addressed questions concerning the financial statement, rendering of accounts, risk management and auditing of the Group on three occasions. The Strategy Committee prepared basic decisions for the full Supervisory Board.

Declaration on compliance with the Rules
Austrian Airlines explicitly acknowledges the Austrian Corporate Governance Code and is keen to follow its guidelines to the greatest possible extent. As a matter of course, the company complied with those rules designated as "Legal Requirements".

Full acknowledgement of the Austrian Corporate Governance Code

In the "Comply or Explain" section, the company complied with all the rules of the Code in the financial year 2003 with the exception of the following restrictions:

» Rule 4
Due to the fact that the company's Declaration on Compliance with the Rules of the Corporate Governance Code was not published until 10 April 2003, the invitation to the Annual General Meeting on 30 April 2003 was published on the website less than three weeks in advance.

» Rule 6
For administrative reasons, the results of the ballots of the Annual General Meeting were not immediately published on the company website.

» Rules 38 and 54
Neither the charter of Austrian Airlines nor the code of procedure of the Supervisory Board nor that of the Board of Management defines an age limit for members of the Board of Management (Rule 38) or the Supervisory Board (Rule 54). Implementation of these rules is exclusively conditional upon the decision of the Annual General Meeting, based on the appropriate proposals from shareholders. The same applies to all other rules not yet implemented, the implementation of which is dependent

upon the adoption of a resolution by shareholders and about which Austrian Airlines is therefore unable to make a declaration at the current time. Austrian Airlines excluded compliance with these rules in its commitment to the Corporate Governance Code for the financial year 2003.

» Rule 49

The object and conditions of the agreements between Austrian Airlines and companies in which members of the Supervisory Board of Austrian Airlines exercise executive functions were not publicised for reasons of competition between these companies. Austrian Airlines excluded compliance with this rule in its commitment to the Corporate Governance Code for the financial year 2003.

» Rule 61

The existence of syndicate agreements between individual shareholders of Austrian Airlines was not disclosed on the website with regard to the contracting parties.

Commitment to the Corporate Governance Code

Austrian Airlines will as a matter of course continue to comply with the legal provisions of the Corporate Governance Code ("L Rules"). With the exception of the restrictions to Rules 38, 49 and 54, the company will also strive to comply with the "C Rules" ("Comply or Explain") in 2004. In this context, attention is drawn to the explanations for the deviations contained in the declaration on compliance with Rules for the financial year 2003.

Compliance with Code verified

Compliance with the individual rules of the Austrian Corporate Governance Code for the financial year 2003 was evaluated by Deloitte & Touche GmbH auditing and tax consulting company and Schönherr Rechtsanwälte OEG, and confirmed with the above-mentioned deviations.

Summary Report – Evaluation of Corporate Governance

We were appointed by the Board of Management of Austrian Airlines Österreichische Luftverkehrs-Aktiengesellschaft ("Austrian Airlines") to conduct an evaluation of compliance with the Rules of the Austrian Corporate Governance Code ("ÖCGK") by Austrian Airlines in the financial year 2003 ("evaluation")[1,2]. Austrian Airlines made a commitment to comply with these Rules in its declaration on compliance with the Rules of the Corporate Governance Code, dated 10 April 2003.

We conducted our evaluation exclusively using the survey for the evaluation of compliance with the Austrian Corporate Governance Code, as published by the Austrian Working Party for Corporate Governance in January 2004 ("ÖCGK Survey"). The evaluation was carried out with questionnaires and the inspection of documents on a test basis. Following our evaluation, we can confirm that Austrian Airlines has complied with the Rules of the ÖCGK – to the extent that these were covered by Austrian Airlines' declaration on compliance with the Rules of the Corporate Governance Code – with the exception of the publication on the company website of the invitation to the Annual General Meeting and the results of the ballots of the Annual General Meeting (Rules 4 and 6, respectively) and the differentiated presentation of the shareholder structure on the website according to syndications (Rule 61). Some Rules were not applicable to Austrian Airlines in the evaluation period.

This confirmation is not to be understood as an investment recommendation and should not be taken into consideration in investment decisions or decisions governing the conclusion of contracts with Austrian Airlines. It may not provide the basis for any liability towards third parties.[3]

Vienna, 3 March 2004

Deloitte & Touche GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft
Erich Kandler Harald Breit

Schönherr Rechtsanwälte OEG
Gerhard Hermann Peter Feyl

1 As the auditors of the financial statements and consolidated financial statements of Austrian Airlines, Deloitte & Touche GmbH abstains from those questions relating to the auditor, due to the danger of self-inspection within the evaluation (Rules 73–76 and 79). Schönherr Rechtsanwälte OEG abstains from questions including both numerical and commercial assessments in the evaluation (Rules 18, 62, 65, 66, 77 and 78).

2 The order – including in relation to third parties – was conducted in accordance with the General Terms and Conditions for Auditors (Allgemeine Auftragsbedingungen for Wirtschaftstreuhandberufe) (cf. www.kwt.or.at/user/internet/service/arbeitsbehelfe/aab2000.doc) and the General Terms and Conditions of Schönherr Rechtsanwälte OEG (Allgemeine Auftragsbedingungen der Schönherr Rechtsanwälte OEG) (cf. www.schoenherr.at), as published by the Chamber of Certified Accountants and Auditors, and may not provide the basis for any liability towards third parties.

3 It is hereby recorded that the evaluation is merely a recommendation in the preamble of the ÖCGK and not an ÖCGK Rule. Austrian Airlines did, however – voluntarily – appoint us with the evaluation, whereby the above confirmation of the evaluation is provided subject to both the above-mentioned and the following reservations: this confirmation is based upon our personal opinion concerning the question of compliance with the ÖCGK by Austrian Airlines. Accordingly, this confirmation may not provide the basis for scheduling investment decisions. Third parties may not draw upon this confirmation.

Management Report

In a generally negative environment – shaped by weak international economic activity, the Iraq crisis and the SARS epidemic – the Austrian Airlines Group succeeded in generating a clear increase in its result in 2003. The Group combined additional cost reduction initiatives, active capacity management and a complete product relaunch to defy falls in passenger volume and declining yields. Due to a sharp reduction in interest-bearing financial liabilities in the report period, the balance sheet structure of the Austrian Airlines Group improved considerably. The crisis resistance of the Group was consolidated during the report period, not least due to a "crisis package" agreed with flight staff, according to which short-time working models automatically come into force in flight operations in case of slumps in demand.

Annual Statement of Accounts according to IFRS

The Annual Statement of Accounts 2003 of the Austrian Airlines Group was prepared in accordance with International Financial Reporting Standards (IFRS). In the interests of improved international comparability, the Group introduced international standards in its reporting in 2000. Please refer to the "Segment Reporting" chapter on p. 33 for details of the different business areas (segments).

Negative environment

Worldwide downturn in economic cycle continues

For the Austrian Airlines Group, the year 2003 was shaped by a series of external crises. Low levels of economic activity, coupled with the Iraq conflict and SARS (Severe Acute Respiratory Syndrome), tended to have a negative effect on the business trend and necessitated further sharp cost reductions.

Towards the end of the year, however, there were first signs of an economic recovery. This revival became particularly marked as corporate investment began to increase markedly in the US and Japan, although it continues to follow a sluggish trend in the Eurozone, particularly Germany. Economists expect to see continuing strong economic growth over the next two years, rising to between 3 % and 4 % in the USA and 1–2 % in Japan. From 2004 onwards, there should be an improvement to between 1 % and 2 % in the Eurozone and Germany.

For Austria, experts currently predict economic growth levels of 0.7 % for 2003 and 1.2 % for 2004. A continued recovery, with growth rising to over 2 %, is anticipated in 2005.

Market position successfully strengthened

Despite the difficult environment, the Austrian Airlines Group succeeded in building upon its market position in 2003 with market share gains in Asia/Australia and North America. In terms of traffic volume to the Far East and Australia, the Group recently rose to claim fifth position of all AEA member airlines.

New destinations and higher frequencies

In the well-established sector of West-East transfer, the Austrian Airlines Group successfully held onto its clear leadership position in terms of the number of offered destinations in Central and Eastern Europe. In 2003, new frequencies were added on routes to the cities of Bologna, Bucharest, Chisinau, Kosice, Poznan, Sarajevo, Tirana and Venice, while entirely new services to Baku and Rostov were incorporated into the flight schedule.

Group increases ability to withstand future crises

The generally unfavourable corporate environment in the report period underlined the need for the Austrian Airlines Group to enhance its resistance to crises through the flexibilisation of its operational business and associated costs. For this reason, the work of the Group focuses on the strategic identification of potentials in this direction and the implementation of appropriate flexibilisation measures. The Group achieved tangible success in the report period with its "crisis package" agreed with flight staff, under which short-time working models automatically come into play in flight operations should levels of demand slump.

Traffic volume affected by negative business environment

Global uncertainty due to the Iraq conflict, the SARS epidemic and the global economic slowdown produced a sharp fall in demand for flights, particularly at the beginning of 2003. While passenger volume on routes to the Far East/Australia and Southern and South-Eastern Europe grew despite this tough overall scenario, routes into the Middle East, Germany and Western Europe suffered significant falls. Irrespective of this, the Austrian Airlines Group succeeded in winning new market share, primarily in Asia/Australia and North America, by means of consistent capacity management, active marketing and the complete product relaunch completed in the report year.

Passenger kilometers: +5.4 %

Over the year as a whole, the Group increased its revenue passenger kilometers ("sold" kilometers) on scheduled services by 5.4 % in 2003. This rise placed the Austrian Airlines Group significantly above the average for the members of the Association of European Airlines (AEA). Thanks to the Group's policy of restrictive capacity management, the passenger load factor, an indicator of capacity utilisation on scheduled traffic, improved by 0.8 percentage points to 71.3 %.

For details of the traffic statistics, see p. 40.

Fall in yields

Yields (adjusted passenger flight revenues from scheduled services in relation to scheduled revenue passenger kilometers) showed a fall in 2003, posting a decline of 11.4 % in the report period. Increasing competition from low cost carriers – particularly on routes to Germany – was instrumental in producing a significant decline in the price of air tickets.

Far-reaching cost cutting as reaction to price falls

The expansion in long-haul capacity, which traditionally produces lower yields, also had structurally negative consequences. By immediately implementing cost-cutting measures – a range of different packages produced savings of around EUR 60m – the Austrian Airlines Group was yet able to partially offset the fall in yields.

Fall in revenue and operating revenue

In line with the reduction in yields and decline in revenue passenger kilometers in the short- and medium-haul sector, the flight revenue of the Austrian Airlines Group fell sharply in the report period, by 7.2 % to EUR 1,906.4m. By contrast, other operating income and changes in inventories increased, overwhelmingly as a result of exchange rate gains of EUR 130.5m from the valuation of foreign currency liabilities.

Reduction in current expenses

By launching a number of Group-wide cost reduction offensives, the Austrian Airlines Group succeeded in reducing its operating expenses further in the report period. Expenses for materials declined due to the reduction in commission paid to travel agencies and the fall in demand on scheduled services.

Cost disciplin proved valuable

By contrast, personnel costs increased in the report period following the expiry in 2002 of the voluntary salary waiver by staff.

Depreciation – which fell by 14.7 % overall – includes a provision of EUR 77.5m, essentially for aircraft awaiting sale in accordance with IAS 36 (Impairment).

Group expenditure on jet fuel, one of the key cost components in flight operations, was EUR 214.9m in the report period. This was approximately the same level as the previous year, despite high fuel prices during the Iraq conflict. Thanks to an active hedging policy, the Group realised cost benefits of approximately EUR 9.6m compared to market prices.

Further reduction in unit costs

Following the additional cost reduction measures introduced in the report period, unit costs (adjusted overall operating expenses in relation to ASK) also fell fur-

Operating revenue

EURm	2003	2002	+/–	+/– %
Flight revenue	1,906.4	2,055.2	–148.8	–7.2
Other revenue	133.7	149.2	–15.5	–10.4
Revenue	2,040.1	2,204.4	–164.3	–7.5
Other operating income and changes in inventories	202.6	193.6	9.0	4.6
Operating revenue	2,242.7	2,398.0	–155.3	–6.5

Operating expenses

EURm	2003	2002	+/-	+/- %
Expenses for materials and services	1,293.2	1,356.2	-63.0	-4.6
Personnel expenses	426.4	402.8	23.6	5.9
Depreciation	292.6	343.2	-50.6	-14.7
Other expenses	167.2	254.4	-87.2	-34.3
Operating expenses	2,179.4	2,356.6	-177.2	-7.5

ther, decreasing by 5.1 %. This parameter is a particularly clear indicator of the real contribution made to the improvement in operating performance by the strict Group-wide cost controls now in place.

EBIT: +52.9 %

Substantial increase in result from operating activities (EBIT)

Overall, the Austrian Airlines Group increased its result from operating activities (EBIT) by EUR 21.9m in the 2003 financial year to EUR 63.3m. On the basis of this performance, the Austrian Airlines Group managed to distinguish itself clearly from its competitor airlines.

This result included two special factors: first, the valuation of foreign currency liabilities as at the reporting date produced exchange rate gains of EUR 130.5m, and second, provisions of EUR 77.5m were created, essentially for aircraft awaiting sale, in accordance with IAS 36 (Impairment).

The financial result worsened slightly in the report period, finishing EUR 0.4m down on the previous year's figure. The positive effects of the lower level of interest rates and the strong reduction in interest-bearing liabilities were both offset by depreciations of investments and financial assets.

Strong cash flow from operating activities

In the financial year 2003, the Austrian Airlines Group again generated a strong cash flow from operating activities of EUR 345.2m.


Jet Fuel
USD/ton
450
400
350
300
250
200
150
50
2001
2002
2003

Austrian

Austrian Airlines Group Annual Report 2003

on the wing


BEIJING
MOSCOW
ODESSA
KIEV
OSAKA
NEW YORK
MONTREAL
LONDON
BERLIN
VIENNA
spoilt
for choice

Profit and loss account

EURm	2003	2002	+/-	+/- %
Operating revenue	2,242.7	2,398.0	−155.3	−6.5
Operating expenses	2,179.4	2,356.6	−177.2	−7.5
EBITDAR	420.8	463.2	−42.4	−9.2
EBIT	63.3	41.4	21.9	52.9
Financial result	−37.6	−37.2	−0.4	−1.1
Profit before tax	25.7	4.2	21.5	–
Profit after tax	46.0	43.2	2.8	6.5
Net profit for the year	45.8	42.8	3.0	7.0

Although this represented a fall of EUR 175.7m compared to 2002, the figure for that year was unusually high due to the comprehensive optimisation of working capital. Depreciation, the change in receivables and a slight increase in provisions for unearned-transportation revenues from flight documents sold and not yet used all played a particularly important role in this fall.

Operating cash flow: EUR 345.2m

Due to the accelerated repayment of interest-bearing liabilities, cash flows from financing activities totalled EUR −273.3m.

Cash and cash equivalents fell by EUR 46.4m in the report period to EUR 188.7m. The liquidity of the Group is secured by means of existing reserves and credit lines, and by rigorous investment management.

Liquidity secured permanently

Investment volume sharply reduced
The volume of investment in fixed assets fell sharply due to the restructuring measures of the Austrian Airlines Group. With a total of EUR 201.0m in the report period, it was EUR 47.7m below the level for the preceding year.

Three new aircraft

Due to the Group's commitment to a number of non-changeable long-term purchase agreements, investment activity during the report period once again focused on the purchasing of new aircraft. As a rule, these acquisitions were financed with loans. In total, three aircraft were newly incorporated into the fleet in the report period.

Further improvement in balance sheet ratios
Despite the difficult general conditions in the past financial year, the Austrian Airlines Group was once again able to

Cash flow

EURm	2003	2002	+/-	+/- %
Cash flows from operating activities	345.2	520.9	−175.7	−33.7
Cash flows from investing activities	−118.3	−158.1	39.8	25.2
Cash flows from financing activities	−273.3	−424.7	151.4	35.6
Change in cash and cash equivalents	−46.4	−61.9	15.5	25.0

Investments				
EURm	2003	2002	+/–	+/– %
Fixed assets	201.0	248.7	–47.7	–19.2
Financial assets	3.1	14.6	–11.5	–78.8
Purchase of consolidated interests	–	–	–	–

Balance sheet				
EURm	2003	2002	+/–	+/– %
Non-current assets	3,097.3	3,318.1	–220.8	–6.7
Current assets	448.8	511.3	–62.5	–12.2
Shareholders' equity	604.5	557.0	47.5	8.5
Liabilities	2,941.6	3,272.4	–330.8	–10.1
Balance sheet total	3,546.1	3,829.4	–283.3	–7.4

improve its balance sheet structure in the report period. While the balance sheet total of the Group fell due to the restrictive investment policy and reduction in liabilities, shareholders' equity once again increased slightly.

Equity ratio increased to 17.0 %

As a result, the equity ratio also continued to increase to 17.0 % (2002: 14.6 %), while net gearing fell to 217.0 % (2002: 290.4 %).

Further improvement in balance sheet structure targeted

Despite the positive tendency that has continued for a number of years, the Group needs to improve these figures further still from a medium- to long-term perspective. Priority will be given to increasing the result and reducing liabilities.

The challenge of risk management
History shows that airlines are particularly exposed to the effects of political events and crises, and that specific hedging through active risk management is of vital importance to airlines in a number of areas. In the report period, the Austrian Airlines Group implemented a policy of Group-wide, value-oriented risk management under the responsibility of a central risk manager. Through a range of institutionalised procedures, this continuously records and analyses all relevant risks, thereby creating a basis for the timely planning and implementation of countermeasures.

Group-wide value-oriented risk management

» As a globally active company, the Austrian Airlines Group is exposed to constant **fluctuations in exchange rates, interest rates and fuel prices.** In the interest of

Balance sheet structure


Current assets
13.4 %
Current assets
Non-current assets
Non-current assets
2002
2003
Shareholders' equity
Shareholders' equity
17.0 %
Liabilities
Liabilities
83.0 %
2002
2003

Interest-bearing liabilities


EURm
2,705.2
2,271.6
1,936.0
–433.6
–335.6
2001
2002
2003

minimising risk, the company hedges open positions on a case-by-case basis after careful market evaluation. The price risks associated with fuel expenditure for flight operations – representing around 10 % of total expenses – were again successfully hedged in 2003.

» In the aviation industry, **market risks** mainly influence the load factor ("capacity utilised"), the provision of capacity and yield (earnings per kilometer "sold"). Precise analyses of the respective booking situation enable active revenue management oriented towards ongoing optimisation.

The impact upon airlines of political uncertainty and crises is particularly severe, since production (available kilometers) can only be adjusted to a limited extent in the short term. As a result, forward planning is of absolutely crucial importance in this sector, as is the ability of the Group to withstand crises as effectively as possible through the flexibilisation of fixed costs. The Austrian Airlines Group agreed a "crisis package" with flight staff in the report period, for example, according to which short-time working models automatically come into force in case of falls in demand.

» In **capacity management** – responsible for matching the "production" of flight services with current demand – every effort is made to usefully employ or sell surplus capacity. To this end, the Austrian Airlines Group disposed of seven aircraft in 2003, while nine aircraft were leased out as at 31 December 2003.

Financial ratios

%	2003	2002
Equity ratio[1]	17.0	14.6
WACC[2]	8.0	8.0
ROTGA[3]	6.2	7.7
ROCE[4]	3.6	3.1
Net gearing[5]	217.0	290.4

1 Equity as a percentage of total assets.
2 Weighted Average Cost of Capital.
3 EBITDAR in relation to Total Gross Assets (= fixed assets at purchasing costs minus non-interest-bearing debt).
4 NOPAT (= EBIT minus taxes) in relation to Capital Employed (= shareholders' equity plus interest-bearing debt minus cash-like items).
5 Long-term debt to banks, long-term loans and long-term leasing liabilities minus cash-like items, in relation to shareholders' funds.

A Continuing Optimistic Outlook

Against the background of a marked recovery in economic activity, the Austrian Airlines Group anticipates growth in demand for air travel in 2004. In this environment, and as part of its "Focus East" project, the Group will use the enormous opportunities associated with the expansion of the European Union into Central and Eastern Europe. The Group is pursuing an active bridgehead strategy in this region, and in an initial step will permanently position one aircraft in the Slovak capital of Bratislava. At the same time, the Group is expanding and consolidating its long-haul route network in Asia in an effort to build upon its position in the world's most dynamic and fastest-growing economic region. In the area of investment – which continues to be managed restrictively – the Group will take delivery of four new aircraft in 2004. Streamlining the range of different aircraft types within the fleet continues to be a priority for the Group.

Stronger growth expected

Increasingly encouraging economic forecasts

After signs of a reversal in trend towards the end of 2003, the assessment of the overall economic environment has been more optimistic recently. Economists now forecast lasting, robust growth rates in 2004, reaching between 3 % and 4 % in the USA and between 1 % and 3 % in Japan. Although economic activity will continue to stagnate in the Euro zone in 2004, a recovery to over 2.5 % is expected from 2005 onwards.

Planning assumptions 2004–2007

Real GDP in Euro zone:	1.5 – 2.6 %
Real GDP in Central and Eastern Europe:	3.0 – 5.0 %
Inflation in Euro zone:	1.4 – 1.8 %
Euribor:	1.9 – 4.5 %
USD Libor:	1.5 – 4.4 %
EUR/USD:	1.12
Jet fuel:	USD 240/ton

Experts are working on the assumption that growth rates in Central and Eastern Europe will be between 3 % and 5 % in 2004. China will continue to be the most dynamic national economy in the world, with growth rates of 7–8 %.

Revival in demand

With the negative influences of events such as the Iraq war and the SARS epidemic having been largely overcome, the former rates of growth in demand for air travel are expected to return. Experience shows that these will run at between 2 and 2.5 times the rate of overall economic growth. Trends such as globalisation, the ongoing integration of the EU and leisure time consumption will also have a positive effect on demand in the medium to long term.

Forecasts for 2003 clearly achieved

Against the background of the crisis in the Middle East, forecasts for the airline industry, which typically reacts extremely sensitively to changes in the world political situation, were hampered by severe uncertainty in 2003. Despite this, the Austrian Airlines Group succeeded in realising its forecasts of last year.

The target set by the Austrian Airlines Group for its result from operating activities (EBIT) of approximately EUR 40m – published in last year's financial report – was significantly exceeded, eventually reaching a figure of EUR 63.3m. At the same time, the Group succeeded in further improving its balance sheet structure and increasing its ability to withstand crises.

Successful development 2003 confirms strategy

The network in Western and Eastern Europe was also strengthened with additional frequencies and new destinations. Autumn 2003 saw the launch of the completely new brand and product concept of the Group. As planned, this major event was accompanied by a wide range of process optimisations throughout the Group, including the merger of the Technical Divisions of Austrian Airlines and Lauda Air.

Further growth forecast

The Austrian Airlines Group anticipates rising demand for the years 2004 to 2005. Subject to continuing strict cost management, the following trend is expected:

"Focus East" in route network in Europe

The core focus of the Austrian Airlines Group is on accelerated expansion in two niche markets: traffic from and to Austria, and West-East transfer.

Already today, no other Western airline in the world offers as many destinations in Central and Eastern Europe as the Austrian Airlines Group, a position of leadership that the Group will secure and expand upon in coming years.

Concentrating on niches

In addition to this, the Austrian Airlines Group plans to serve primary destinations in Eastern Europe three times a day, and to provide two connections a day between secondary points in the region and Vienna. In this way, the Group is taking into account the increasing transformation of simple target markets into volume/target markets. As well as consolidating its programme of services into existing destinations, the Group intends to incorporate new destinations in Central and Eastern Europe into its network (the latest example being the Ukrainian city of Lvov from May 2004).

Focus Asia and Australia

The programme in this geographical segment will expand by 15 flights (25 %) per week, with both new destinations (to Singapore and Shanghai, for example) and additional flights. This will enable the Group to take full advantage of the opportunities produced by the dynamics of the world's fastest-growing economic region. This expansion will be achieved by the improved utilisation of existing aircraft capacities.

Bridgehead in Bratislava to take advantage of EU eastward expansion
With the imminent expansion of the EU into Central and Eastern Europe, new member states will be committed to the deregulation of their air travel industries. As a result, the airlines of the 15 current EU member states and those of the ten new members will be in a position to perform their activities across the EU without national restrictions.

Trend 2003–2005[1]

EURm	2003	2004 (e)	2005 (e)
Operating revenue	2,106.1	2,220.0	2,470.0
EBITDAR	284.2	320.0	380.0
EBIT	4.2	50.0	100.0
Investment	204.1	220.0	230.0

1 Excludes exceptionals (exchange rate gains, etc.).

New destinations and increase in frequencies

While pursuing the strategies described above, further product improvements in West European feeder markets are designed to allow optimum usage of market potential.

Expansion in long-haul sector
To complement this expansion in Central and Eastern Europe in 2004, the Austrian Airlines Group will set a further focus by developing its long haul route network to Asia and Australia. The strategy of the Group provides for the coverage of key Asian and Pacific Rim cities and continued expansion in the number of frequencies on its existing routes into the region.

Positioning of one aircraft in Bratislava

Due to this development, an increase in traffic volume and a greater range of non-stop connections from and to Western Europe are to be expected. To benefit fully from this increase in direct traffic, the Austrian Airlines Group has opted to pursue a selective bridgehead strategy. In a first step, one of the Group's Boeing 737 will be permanently positioned in Bratislava from May 2004 onwards in order to provide a direct connection between the Slovak capital and the three West European cities with the greatest passenger volume, London, Paris and Brussels. Depending on the results of this step, the Group is considering an increase in its network of flights departing from Bratislava as well as an expansion of this strategy into other markets.

Further hubs under consideration

New impetus given to fleet harmonisation
With its essentially restrictive investment policy, the Austrian Airlines Group is striving to adjust the range of different aircraft types in its fleet, which has evolved over a number of years. In line with this, the deliveries of three A319 and one Canadair RJ are planned for 2004. As part of this fleet standardisation, moreover, four MD-87 aircraft will be retired from the operational fleet and replaced by Fokker 100, which can be operated by Tyrolean Airways as part of a wider fleet family with the Fokker 70. The Group's last MD-82 will be taken out of service at the end of 2004.

Four new aircraft

As a result, the total investments of the Austrian Airlines Group in 2004 will be approximately EUR 220m. This is to be financed from cash flow and by means of long-term loans. Orders for a total of 13 aircraft remain open for the period 2004–2007, with a total value of EUR 402.4m.

Significant events after 31 December 2003
In early January 2004, an Austrian Fokker 70 aircraft en route from Vienna to Munich experienced engine problems and was forced to make an emergency landing in a field a few kilometers from Munich Airport. Passengers and crew members on board the aircraft were unhurt. The aircraft was damaged in the course of the landing manoeuvre, however.

As at March 2004, forward bookings indicate that the trend in demand will be stable in the current financial year. Please refer to p. 76 (Note 47 of the Notes to the Accounts) for further details of significant events after 31 December 2003.

Segment Reporting

A look at the Group's individual business segments – under IFRS, these segments are defined as scheduled, charter and complementary services – reflects the exceedingly difficult operating environment that dominated the report period. Due to the fall in demand and yields, the scheduled service segment suffered a decline in revenue, although EBIT rose due to the Group's rapid implementation of cost reduction measures. In the charter service segment, despite the fact that levels of demand were sharply down, the Group employed a policy of active adjustment of production in a concerted effort to increase revenue and EBIT compared to the previous year. In the complementary services segment, the areas of third-party handling at Vienna Airport and the Travel Value Shops also reported growth, although they were unable to offset a serious decline in aircraft leasing. However, thanks to strict cost control, it was possible to stabilise EBIT in this segment. Taken by geographical segment, revenue from scheduled traffic was down in all markets other than Austria itself, while there was growth in charter traffic to Western Europe and Asia.

Operating revenue per segment



Scheduled
82.1 %
Charter
11.4 %
Complementary services
6.5 %

This section details the trend in the scheduled, charter and complementary services segments. The profits from the ordinary disposal of fixed assets – primarily aircraft – included in the operating revenue of the Austrian Airlines Group were allocated to the scheduled and charter service segments according to the ATK produced, and are reported as other operating revenue. Exchange rate gains from the valuation of foreign currency liabilities as at the reporting date, and provisions for aircraft awaiting sale in accordance with IAS 36 (Impairment of Assets), were allocated in relation to operating revenue between the segments and reported as other operating revenue or other operating expenses respectively. Calculation of the result of each segment is based upon directly attributable costs and pro-rated fixed costs, the latter divided up in relation to revenues.

Scheduled, cargo and mail

Scheduled service

The scheduled service segment covers all scheduled traffic of the Austrian Airlines Group, including any services performed in the course of scheduled traffic (cargo, mail, excess baggage, etc.). The focus of activity in this area is at Austrian Airlines and Tyrolean Airways.

The core competence, and as a result the focus of the scheduled services of the Austrian Airlines Group, is on traffic from and to Austria and West-East transfer.

Increase in load factor and market share gains in scheduled traffic

Scheduled air travel around the world suffered in the report period as a result of the general uncertainty surrounding the conflict in Iraq and the SARS epidemic, while the marked worldwide slowdown in economic activity produced additional negative effects.

Considerable fall in demand

Against this backdrop, passenger volume at the Austrian Airlines Group in 2003 was also slightly down on the previous year, with 7,051,747 passengers carried (–3.0 %). Levels of demand – especially in the first six months of the year – were significantly lower than in 2002, although this situation did begin to improve with the onset of summer.

Focused capacity management and strict cost control

Available capacity on scheduled services was also managed in line with the trends in demand. In an effort to continue its policy of restrictive capacity management, the Group made a downward adjustment in the first half-year of 2003, waiting until summer to expand capacity again on specific routes in light of the slightly healthier activity in the market. Overall, the number of available seat kilometers on scheduled services rose by 4.2 %. Due to strong growth in long-haul services, revenue passenger kilometers increased at the disproportionate rate of 5.4 %, as a result of which the passenger load factor – as a measure of capacity utilisation – improved by 0.8 percentage points to reach 71.3 %. With this trend, the Austrian Airlines Group clearly exceeded the performance of AEA member airlines.

New destinations in Central and Eastern Europe

The Austrian Airlines Group's unrivalled competence in Eastern Europe was underlined in 2003 by the integration of new destinations and a fundamental increase in frequencies. The Southern Russian city of Rostov was incorporated into the route network, while services have also been operating to Baku since August 2003. Further frequencies were added on routes to Budapest, Prague, Kosice, Bucharest, Chisinau, Sarajevo, Tirana and Poznan. Overall, this has produced an increase of 49 flights per week in the region of Eastern and Central Europe alone compared to the winter schedule 2002/03. In Western Europe, meanwhile, the Austrian Airlines Group built up services to a range of cities including Bologna, Venice, Cologne/Bonn and Dusseldorf.

On the basis of continuous product improvements, the Austrian Airlines Group succeeded in gaining market share, especially on routes to Asia/Australia and North America.

Cargo and mail on course for growth
Despite difficult conditions across the aviation market as a whole, Austrian again increased transport performance in its cargo division during the report period. Cargo and mail volume rose by 5.6 % to reach 125,291 tons.

Scheduled services

Traffic statistics		2003	2002	+/– %
Passengers carried[1]		7,051,747	7,269,235	–3.0
Block hours[2]		238,900	241,469	–1.1
Revenue passenger kilometers	(000)	14,537,463	13,794,260	5.4
Available seat kilometers	(000)	20,386,622	19,561,444	4.2
Passenger load factor[3]	%	71.3	70.5	0.8P.
ATK	(000)	2,814,498	2,679,239	5.0
RTK	(000)	1,980,183	1,858,701	6.5
Overall load factor[4]	%	70.4	69.4	1.0P.
Freight tons		116,013	108,527	6.9
Post tons		9,278	10,109	–8.2
Total tons		125,291	118,636	5.6
Business performance				
Revenue	EURm	1,674.7	1,833.8	–8.7
Other operating income	EURm	166.5	161.0	3.4
Operating revenue	EURm	1,841.2	1,994.8	–7.7
Operating expenses	EURm	1,788.8	1,962.3	–8.8
EBITDAR	EURm	353.8	372.5	–5.0
Result from operating activities (EBIT)	EURm	52.4	32.5	61.2
Assets	EURm	2,911.0	3,185.6	–8.6
Liabilities	EURm	2,413.4	2,719.3	–11.2

1 Passengers carried: number of revenue passengers carried on individual flights. Flights with one flight number are counted as just one flight regardless of the number of stopovers.
2 Time from departure of aircraft from loading position until its return to unloading position after landing.
3 Utilisation of available seats in relation to the number of revenue passengers in percent (passenger km x 100/seat km).
4 Utilisation of available weight capacity in percent (RTK x 100/ATK).

Short and medium haul routes


Reykjavik
Oslo
Stockholm
St. Petersburg
Gothenburg
Riga
Moscow
Copenhagen
Vilnius
Minsk
Hamburg
Dublin
Hannover
Berlin
Warsaw
London
Amsterdam
Poznan
Brussels
Leipzig
Dusseldorf
Cologne/Bonn
Dresden
Kiev
Kharkov
Luxembourg
Nuremberg
Prague
Krakow
L´viv
Frankfurt
Paris
Stuttgart
Munich
Linz
Vienna
Bratislava
Kosice
Strasbourg
Salzburg
Budapest
Dnepropetrovsk
Innsbruck
Graz
Geneva
Zurich
Klagenfurt
Cluj
Chisinau
Odessa
Rostov
Lyon
Milan
Venice
Timisoara
Zagreb
Bucharest
Bologna
Split
Sarajevo
Nice
Florence
Podgorica
Barcelona
Calvi
Rome
Tirana
Skopje
Istanbul
Porto
Ibiza
Palma de Mallorca
Baku
Lisbon
Alicante
Athens
Faro
Malaga
Catania
Malta
Aleppo
Tehran
Beirut
Larnaca
Damascus
Casablanca
Tripoli
Tel Aviv
Amman
Cairo
Agadir
Yerevan

Long haul routes


Vienna
Almaty
Toronto
Washington
New York
Beijing
Tehran
Tokyo
Shanghai
Osaka
Delhi
Kathmandu
Dubai
Bangkok
Malé
Colombo
Kuala Lumpur
Singapore
Mauritius
Sydney
Melbourne

Strong increase in cargo and mail volume

As a result, the Group succeeded in holding revenue in this division broadly stable compared to the previous year, at EUR 122.3m (–0.2 %), despite unfavourable currency effects and continuing strong pressure on prices. Ongoing optimisation measures throughout the 2003 financial year also produced a 5.5 % reduction in total costs per ton carried and a corresponding increase in competitiveness.

The Austrian Airlines Group initiated numerous projects designed to improve its market position in the report period, concentrating on Central and Eastern Europe, electronic sales and its product portfolio. For example, the Group joined the interactive booking and information platform Cargo Portal Services, which is directly accessible over the dedicated internet site www.auacargo.com. From November, the Group will operate cargo-only routes between Vienna and Kiev in cooperation with Ukraine International Airlines. The Austrian Airlines Group also introduced a new express product – Austrian priority – on 1 January 2004.

www.auacargo.com

EBIT increases despite decline in yields
Overall, operating revenue in the scheduled service segment fell by 7.7 % to EUR 1,841.2m in the report period. This was due to negative external factors and the resultant decline in both demand and yields. Scheduled services as a proportion of the total operating revenue of the Austrian Airlines Group fell to 82.1 % in 2003 (2002: 83.2 %).

EBIT scheduled services: +61.2 %

Thanks to the Group's rapid implementation of cost cutting measures, however, EBIT in this segment increased by 61.2 % to EUR 52.4m (2002: EUR 32.5m).

Charter service

The charter service segment includes all the charter traffic of the Austrian Airlines Group. In order to draw as clear a distinction as possible between operating areas according to the Group's Production Company Concept, all charter activities are the responsibility of Lauda Air.

Charter demand down
In charter traffic, too, the early months of 2003 saw a sharp drop in demand at the Austrian Airlines Group. Although the Group significantly expanded production of its seasonally based holiday flights in response to this downward trend, the total number of charter passengers carried fell by 8.8 % in the report period to 1,427,670. Routes to Canada were integrated into the scheduled service segment from summer 2003 onwards.

Selective expansion of charter services

In total, the Group operated some 370 different routes in the charter service segment. Viewed over the year as a whole, the most important destinations were

Charter services

Traffic statistics		2003	2002	+/– %
Passengers carried[1]		1,427,670	1,565,421	–8.8
Block hours[2]		39,872	43,186	–7.7
Available seat kilometers	(000)	4,412,958	5,207,807	–15.3
ATK	(000)	517,410	657,141	–21.3
RTK	(000)	350,581	447,226	–21.6
Business performance				
Revenue	EURm	231.7	221.4	4.7
Other operating income	EURm	23.3	19.5	19.5
Operating revenue	EURm	255.0	240.9	5.9
Operating expenses	EURm	249.5	237.5	5.1
EBITDAR	EURm	60.1	82.4	–27.1
Result from operating activities (EBIT)	EURm	5.5	3.4	61.8
Assets	EURm	402.7	384.6	4.8
Liabilities	EURm	333.9	328.3	1.8

1 Passengers carried: number of revenue passengers carried on individual flights. Flights with one flight number are counted as just one flight regardless of the number of stopovers.
2 Time from departure of aircraft from loading position until its return to unloading position after landing.

Austrian

on the wing

...reduced debt

...increased equity

improved security...

the future is bright

financial structure
toughened up



Greece, with 33 % of total activity, Spain (17 %), Turkey (11 %), Egypt (8 %) and Tunisia (4 %). In winter, the main focus was on destinations on the Canary Islands and the Maldives, in Egypt, South East Asia and the Caribbean.

Essentially, the charter product of the Austrian Airlines Group was marketed via the major tour operators GTT, Thomas Cook and ITS, and via Delphin, Reiseladen, Seniorenreisen and Taipan. The Group also expanded its direct marketing of holiday flights and individual seats on charter services in 2003. The most popular destinations included Palma de Mallorca, Malaga, Lisbon and Dublin.

EBIT charter services: +61.8 %

Proactive adjustment of flight production increases result

By actively adjusting its levels of production in line with the demands of the market, the Group was able to increase both revenue and operating revenue in the charter service segment in 2003 despite a sharp fall in demand. As a result, the share of charter business in the overall operating revenue of the Austrian Airlines Group rose to 11.4 % in 2003 (2002: 10.0 %). The EBIT also improved from EUR 3.4m in 2002 to EUR 5.5m in the report period.

Complementary services

In addition to its airlines, the Austrian Airlines Group also includes numerous companies providing pre-flight and post-flight services in the field of transport and tourism, as well as financial and insurance service companies. These enterprises promote the core activities of the Group and perform air traffic-related services for cooperation partners and non-Group companies in the aviation and tourism industry.

The complementary services segment includes the results of these subsidiaries of the Austrian Airlines Group. The segment also comprises the third party passenger handling at Vienna Airport, aircraft leasing and a wide range of other services. (For details of individual companies, see p. 79.)

Negative effect of overcapacity on aircraft leasing

Fall in revenue from aircraft leasing

The lease out of aircraft presented a challenge in the report period, primarily due to the continuing high levels of overcapacity worldwide. Overall, revenue from aircraft leasing fell by EUR 3.7m to EUR 33.6m in the report period (2002: EUR 37.3m).

Despite the strong competition and cost pressure prevalent in the report period, Austrian Airlines succeeded in strengthening its position in the market for third-party handling at Vienna Airport. This was due to a sharp increase in activity by third party airlines, particularly low cost carriers. The Group won LTU and Qatar Airways as new clients.

Third party handling and Travel Value Shops show increase

As of 1 January 2003, the Travel Value Shops at Vienna Airport were incorporated into an independent trading company. The company, which is wholly-owned by Austrian Airlines, is managed jointly with German Travel Value specialist Gebr. Heinemann. Despite the difficult situation in the first six months of 2003 due to SARS and the Iraq conflict, the company was able to increase its revenue by 6.6 % in 2003 to EUR 32.2m.

EBIT complementary services stable

Overall, operating revenue in the complementary services segment fell by 9.7 % in the report period to EUR 146.5m. As a result, the share of this segment in the overall operating revenue of the Austrian Airlines Group, at 6.5 %, was down on the preceding year (2002: 6.8 %). Thanks to strict cost control, the Group succeeded in holding the EBIT of the segment roughly stable compared to the previous year at EUR 5.4m.

Complementary services

EURm	2003	2002	+/– %
Business performance			
Revenue	133.7	149.2	–10.4
Other operating income	12.8	13.1	–2.3
Operating revenue	146.5	162.3	–9.7
Operating expenses	141.1	156.8	–10.0
EBITDAR	6.9	8.3	–16.9
Result from operating activities (EBIT)	5.4	5.5	–1.8
Assets	232.4	259.2	–10.3
Liabilities	192.7	221.2	–12.8

Revenue by geographical segment

Viewed by geographical segment, revenues of the Austrian Airlines Group developed unevenly due to differing market conditions.

Fall in revenue from scheduled traffic

Global uncertainty due to the Iraq conflict and the SARS epidemic, as well as the worldwide slowdown in economic activity, produced a considerable fall in demand for flights, a trend that was particularly striking at the beginning of 2003. In addition to this, yields fell due to tougher competition from low cost carriers. In this environment, revenues fell in all geographical segments with the exception of Austria.

Increase in charter traffic

Charter revenue rose by 4.7 % in the report period due to the intensification of cooperation with tour operators in Austria and increases in the sale of individual seats on charter services. The revenue increase in Western Europe was the result of strong demand for incoming services and expanded one-off charter flights.

Charter services increase in Western Europe and Asia

Business to Asia increased markedly due to the seasonal routes to Rangoon and Phuket (also operating from Zurich) launched at the end of 2002 and the increase in services to Colombo and Male. As a result of the integration of routes to Canada into the scheduled service segment, charter revenue in North America was down.

Revenue by geographical segment

	2003		2002	
EURm	Scheduled	Charter	Scheduled	Charter
Austria	53.1	0.1	50.2	0.1
Switzerland	67.4	0.3	73.6	0.2
Germany	312.7	2.6	360.0	1.3
Scandinavia[1]	77.9	0.8	82.7	0.4
Other Western Europe[2]	207.9	54.7	246.2	37.8
Southern and South-Eastern Europe[3]	160.0	72.8	176.2	73.1
Central Europe[4]	180.0	4.4	212.8	5.5
Middle East[5]	81.8	46.5	86.0	55.4
Africa[6]	–	1.7	0.4	3.0
Asia and Oceania	394.0	27.3	399.9	15.8
North America	139.9	20.5	145.8	28.8
Revenue	**1,674.7**	**231.7**	**1,833.8**	**221.4**

1 Including Denmark.
2 Belgium, England, France, Ireland, Luxembourg, Netherlands, Portugal, Spain.
3 Albania, Armenia, Azerbaijan, Bosnia-Herzegovina, Georgia, Greece, Italy, Macedonia, Serbia.
4 Belarus, Bulgaria, Estonia, Latvia, Lithuania, Kazakhstan, Croatia, Moldavia, Poland, Romania, Russia, Slovakia, Slovenia, Czech Republic, Ukraine, Hungary.
5 Egypt, Algeria, Iraq, Iran, Israel, Jordan, Kuwait, Lebanon, Libya, Morocco, Saudi Arabia, Syria, Tunisia, Turkey, United Arab Emirates, Cyprus.
6 Kenya, Mauritius, South Africa.

Traffic Statistics[1]

Scheduled traffic		2003	+/–	2002	+/–	2001	+/–	2000	+/–	1999
Passengers carried		7,051,747	–3.0 %	7,269,235	1.3 %	7,177,758	4.1 %	6,892,312	5.4 %	6,538,727
Block hours		238,900	–1.1 %	241,469	-0.3 %	242,295	–0.8 %	244,145	1.9 %	239,662
Revenue passenger kilometers	(000)	14,537,463	5.4 %	13,794,260	–2.1 %	14,085,261	–1.8 %	14,345,243	6.5 %	13,469,685
Available seat kilometers	(000)	20,386,622	4.2 %	19,561,444	–4.7 %	20,518,218	–1.8 %	20,889,864	3.4 %	20,206,642
Passenger load factor	%	71.3 %	+0.8P.	70.5 %	+1.9P.	68.6 %	–0.0P.	68.7 %	+2.0P.	66.7 %
ATK	(000)	2,814,498	5.0 %	2,679,239	–5.5 %	2,835,876	–0.5 %	2,849,167	7.7 %	2,645,641
RTK	(000)	1,980,183	6.5 %	1,858,701	2.7 %	1,809,460	–4.2 %	1,889,360	10.2 %	1,714,563
Overall load factor	%	70.4 %	+1.0P.	69.4 %	+5.6P.	63.8 %	–2.5P.	66.3 %	+1.5P.	64.8 %
Freight tons		116,013	6.9 %	108,527	1.0 %	107,444	–7.0 %	115,498	10.0 %	105,020
Post tons		9,278	–8.2 %	10,109	29.3 %	7,816	9.2 %	7,160	8.5 %	6,600
Total tons		125,291	5.6 %	118,636	2.9 %	115,260	–6.0 %	122,657	9.9 %	111,620
Charter traffic										
Passengers carried		1,427,670	–8.8 %	1,565,421	14.0 %	1,372,945	–11.6 %	1,553,262	4.1 %	1,492,122
Block hours		39,872	–7.7 %	43,186	17.6 %	36,725	–8.1 %	39,965	4.0 %	38,413
Available seat kilometers	(000)	4,412,958	–15.3 %	5,207,807	44.9 %	3,595,236	–16.0 %	4,279,749	3.9 %	4,118,621
ATK	(000)	517,410	–21.3 %	657,141	63.1 %	403,002	–23.7 %	528,254	7.1 %	493,424
RTK	(000)	350,581	–21.6 %	447,226	62.7 %	274,883	–18.8 %	338,645	5.2 %	322,010
Total										
Passengers carried		8,479,417	–4.0 %	8,834,656	3.3 %	8,550,703	1.2 %	8,445,574	5.2 %	8,030,849
Block hours		278,772	–2.1 %	284,655	2.0 %	279,020	–1.8 %	284,110	2.2 %	278,074
Available seat kilometers	(000)	24,799,580	0.1 %	24,769,251	2.7 %	24,113,454	–4.2 %	25,169,613	3.5 %	24,325,264
ATK	(000)	3,331,908	–0.1 %	3,336,380	3.0 %	3,238,878	–4.1 %	3,377,421	7.6 %	3,139,065
RTK	(000)	2,330,764	1.1 %	2,305,927	10.6 %	2,084,343	–6.4 %	2,228,005	9.4 %	2,036,571
Sector flights		142,786	–4.8 %	150,054	1.5 %	147,840	–0.3 %	148,280	3.1 %	143,809

1 1999–2000 Austrian Airlines, Lauda Air and Tyrolean Airways, from 2001 onwards Rheintalflug in addition.

Human Resources

In light of the tough market conditions, the Austrian Airlines Group was forced to reduce its employee numbers by 2.6 % over the report period. Most of these cuts were made through natural fluctuation or "soft" measures. In the report period, the Group substantially increased its ability to withstand crises with the successful conclusion of a basic agreement with its flight staff. As well as allowing to allocate production to individual Group airlines more in tune with demand and reducing current wage costs, the agreement created an option to place employees on short-time hours if necessary during crisis periods. The resultant "win-win" situation, which safeguards the growth perspectives of the Austrian Airlines Group, allows for a gradual reduction in production costs while securing existing jobs.

Drop in demand – inevitable staff reduction

Further savings

The difficult external conditions experienced by the Group in 2003 also affected human resource management. Influenced by the sharp reduction in demand at the beginning of the year, the Austrian Airlines Group again had to reduce its workforce, while at the same time continuing to reduce costs across the Group. The Board of Management would like to take this opportunity to express its gratitude to all employees of the Group for their unwavering support and commitment during the implementation of these necessary measures.

Reduction in the number of employees

By the end of 2003, the number of people employed by the Austrian Airlines Group had been reduced by 134 posts (1.8 %) to 7,137 compared to the previous year. The vast majority of this reduction was achieved with natural fluctuation or "soft" measures, including a range of part-time working models for older employees and joint termination of employment.

Further information about employment with the Austrian Airlines Group is available at: www.aua.com

Overall, the Austrian Airlines Group employed a total of 7,167 people in 2003, that is 191 fewer than the previous year. As

Employees[1]

	2003	2002	+/–	+/– %
Austrian Airlines	5,163	4,941	222	4.5
Lauda Air	866	1,272	–406	–31.9
Tyrolean Airways	1,046	1,066	–20	–1.9
Other Group employees	92	79	13	16.5
Austrian Airlines Group	**7,167**	**7,358**	**–191**	**–2.6**

1 Annual average on a full-time basis.

Employees by division[1]

	2003	2002	+/-	+/- %
Administration, marketing, sales	1,897	1,976	–79	–4.0
Technical services	1,138	1,207	–69	–5.7
Ground services	831	852	–21	–2.5
Cargo	203	212	–9	–4.2
Flight attendants	1,819	1,852	–33	–1.8
Pilots	994	990	4	0.4
Flight operations support	285	269	16	5.9
Total	**7,167**	**7,358**	**–191**	**–2.6**

1 Annual average on full-time basis.

part of internal restructuring, Lauda Air employees were incorporated into Austrian Airlines.

Corporate culture characterised by individual entrepreneurial activity

The momentous organisational changes within the Austrian Airlines Group were also reflected in a transformed corporate culture – the "New Spirit". In 2003, a number of workshops promoted the development of an integrative Austrian Airlines Group culture. The aim of these measures is to maintain the commitment to customer satisfaction and high quality that set the Group apart from its competitors, whilst simultaneously strengthening the readiness of employees to accept change and new responsibilities by building individual initiative and underpinning value-oriented entrepreneurial activity.

Collective agreement produces further cost optimisation

During the report period, the agreement guaranteeing the Austrian Airlines Production Company a minimum 43 % share of the total production of the Austrian Airlines Group, irrespective of market trends, was terminated according to contract. This measure is designed to ensure that each Production Company can grow in accordance with market opportunities.

Agreement on basic principles with flight staff

In November, detailed negotiations held with the Works Council for flight staff and the trade union – occasionally marred by strike action – eventually produced an agreement on the basic principles of the terms and conditions of production at the Group in future.

Cost reduction and higher ability to withstand crises

The new regulations range from the introduction of new compensation schemes for newly employed pilots and flight attendants – the scheme for pilots is around 27 % below the previous Austrian Airlines level on average – to a reduction in the current wage scale for existing Austrian Airlines pilots, changes to pension conditions, new working time provisions and an automatic model to work shorter hours during crisis periods. The remuneration for Lauda Air pilots will be increased to the levels of the compensation schemes for newly employed pilots in coming years.

The negotiations produced a "win-win" situation which, while safeguarding the growth perspectives of the Austrian Airlines Group, will allow a gradual reduction in production costs and simultaneously secure existing jobs.

The finer points of the settlement, based on the fundamental principles described above, are currently being negotiated in joint working groups. Implementation is due to begin in April 2004 as part of a new collective agreement.

Solidarity contribution from management

Influenced by the challenging market environment and employees' continuing openness to the Group's wide-ranging cost reduction measures, the four members of the Board of Management of the Austrian Airlines Group also gave a clear signal of their personal commitment to the fundamental restructuring of the Group when

Austrian

on the wind


reduction
in interest-
bearing debt
crisis package
agreed with
flight personnel
gearing
improved
further

flexibility pays off

they voluntarily waived 10 % of their total remuneration. The measure took effect as of 1 January 2004, and is due to last for one year.

Salary waiver of the Board of Management by 10 %

Modern systems of remuneration help employees share in corporate success
In an effort to ensure that employees benefit from the positive results of their dedication, the Austrian Airlines Group offers an attractive incentive system. High achievement and above-average levels of commitment on the part of employees are rewarded through various incentive models.

Salary incentives, stock option plan

The salaries of managerial staff also include a range of variable components, payment of which depends upon the achievement of company-wide and individual targets. Furthermore, a Stock Option Programme is in place for executive employees of the Group. (For further details, see p. 75.)

High value placed on employee motivation
As a quality-oriented service provider, the Austrian Airlines Group values the individual performance and personal commitment of its employees highly. For this reason, the Group is implementing a range of measures designed to increase employee satisfaction. As well as transparent internal information and regular employee surveys, these include a comprehensive range of education and training services, and the opportunity to take part-time work.

Comprehensive information, training, part time work

In December 2003, the Austrian Association for Integrated Communications (VIKOM) presented the Austrian Airlines Group with its prestigious "Silver Quill" award for the best electronic employee medium, citing the company's outstanding commitment to constructive dialogue with employees.

The Austrian Airlines Group offers its employees a broad, target-oriented range of internal and external training opportunities. For this purpose, the Group records the experience, know-how and potential of employees in a structured effort to ensure all are given access to the appropriate development opportunities. In total, around EUR 7.7m was spent during 2003 on education and training for some 6,200 participants at a range of different seminars and training events.

Strategic Fleet Management

The targeted harmonisation of fleet capacity with demand and the most extensive unification of aircraft types deployed continued to be the points of focus in the fleet management of the Austrian Airlines Group in 2003. To these ends, the Group also converted existing long-term purchase contracts into aircraft types more suited to the needs of the fleet structure. The merger of the Technical Divisions of Austrian Airlines and Lauda Air, implemented at the beginning of 2003, will bring fundamental operational and financial benefits. Aircraft maintenance experienced an additional improvement in the report period, following the conclusion of a cooperation agreement with Lufthansa Technics. In both the Technical and IT Divisions, the Group managed to force down its cost base during the report period by renegotiating numerous supplier contracts.

Consistent implementation of fleet strategy

The year 2003 continued to be influenced by the consistent implementation of the fleet strategy of the Austrian Airlines Group. Similarly to the previous year, all activities were defined by the following two core objectives:

» to develop fleet capacity according to levels of demand;
» to reduce the variety of types of aircraft used in the Group.

Development of capacity in line with demand

According to its strategy of active capacity management – the matching of flight production with market demand for those services – the Austrian Airlines Group makes every possible effort to optimise the structure of its fleet. The foremost priority is to unify the brands and types of aircraft used as far as possible in an effort to boost synergies and potential cost savings in terms of both purchasing and operation.

At the same time, Group policy on the acquisition of new aircraft remains highly conservative. In the course of fleet optimisation, the number of aircraft in operation was increased slightly from 87 to 88 (figures as at 31 December).

Restrictive investment policy

The 2003 financial year saw the integration of two modern Dash 8-400 and one cost-efficient B737-800 aircraft into the fleet, which was based on fixed purchase agreements concluded some years ago.

With an average age of just 7.4 years (as at 31 December 2003), the operational fleet of the Austrian Airlines Group continues to be amongst the youngest in the world. In line with its conservative purchase policy, the company is endeavouring to dispose of aircraft not needed by means of leasing or sale. To this end, one Boeing 737, four Boeing 767, one Dash 8 (along with a purchasing agreement) and three Embraer 145 were leased out as at 31 December 2003.

Reducing the diversity of aircraft types

Until recently, the total operational fleet of the Austrian Airlines Group – which includes 88 aircraft of various types and dimensions – consisted of eleven different "fleet families" from four manufacturers. Such marked diversity is a legacy of the differing market segments and acquisition strategies of the four carriers that have come together to create today's Austrian Airlines Group. As this complexity causes substantial additional costs in terms of maintenance, storage of spare parts and flight operations, all measures taken to manage capacity are now also oriented towards fleet harmonisation.

Reduction in the number of fleet families

In the course of its efforts at harmonisation, the Austrian Airlines Group reduced the number of its fleet families from eleven to ten during the report period. By selling its two Lear 60 Business Jets, for instance, the Group completely closed its corporate jet segment. By cancelling an order for one Embraer RJ and leasing the three existing aircraft of this type, the Group completely removed the Embraer RJ from service in the fleet. Out of three leased MD-82, two were returned to the lessor at the end of last year, while the final aircraft of this type, currently still in use at the Group, will be returned at the end of 2004. At the same time, all four existing MD-87 aircraft will be removed from the operational fleet and replaced by Fokker 100, which Tyrolean Airways can operate together with the Fokker 70 within a single fleet family.

The outstanding order for the fourth Boeing 777 long-haul jet has been converted into an order for three medium-haul aircraft of the modern type Boeing 737-800.

Purchasing management
The Austrian Airlines Group places orders for aircraft directly with the manufacturers. Two producers, Airbus and Boeing, dominate the market for aircraft with over 100 seats. Aircraft with less than 80 seats are offered by Bombardier (Dash, Canadair RJ), Embraer, British Aerospace, Saab and Fokker (used aircraft).

Cost efficient contracting

Jet fuel is purchased by means of general agreements with a range of different providers, which deliver the fuel directly to the various refuelling sites (airports). Prices for this fuel are set in accordance with the world market.

In catering, the Group has cooperated successfully for a number of years with the two leaders in the Austrian market, Airest and Do&Co.

Technical Division successfully reorganised
Following the final merger of the Technical Divisions of Austrian Airlines and Lauda Air, which took effect from 1 January 2003, the report period also saw the Group-wide unification of SAP-R/3 and AMOS, the main systems of the Technical Division. As a result, the reorganisation of the entire Technical Division was completed according to plan.

Fleet development[1]

Scheduled fleet	2003	2004 (e)	2005 (e)	2006 (e)	2007 (e)
Dash-8	19	19	22	22	22
Canadair RJ	16	14	17	17	17
Fokker 70	10	10	10	10	10
Fokker 100	0	0	4	5	8
MD-80	5	4	0	0	0
B737	1	1	2	2	2
A319	0	3	6	7	7
A320	8	8	6	6	6
A321	6	6	4	4	4
Short- and medium-haul	**65**	**65**	**71**	**73**	**76**
B767	1	2	5	5	5
A330	4	4	4	4	4
A340	4	4	2	2	2
B777	3	3	3	3	3
Long-haul	**12**	**13**	**14**	**14**	**14**
Scheduled total	**77**	**78**	**85**	**87**	**90**
Charter fleet					
MD-80	2	1	0	0	0
A320	0	0	2	2	2
A321	0	0	2	2	2
B737	8	8	9	9	9
B767	1	1	2	2	2
Charter total	**11**	**10**	**15**	**15**	**15**
Total	**88**	**88**	**100**	**102**	**105**

1 All figures refer to 31 December and take account of operationally employed aircraft (incl. replacement aircraft for maintenance-related standing times).

The new organisational structure demonstrated its positive impact in its very first year of operation when – in view of the difficult operating environment – it made an essential contribution to safeguarding the result. Personnel expenses were kept significantly below budget and numerous supplier contracts renegotiated to produce essential cost-savings for the future.

Merger of Technical Divisions a success

The Technical Division achieved a major success in 2003 with its conclusion of a comprehensive agreement with Lufthansa Technics. In future, Austrian Airlines will perform the "C" check on all Lufthansa aircraft of the types Airbus 330 and 340 at its Vienna location. In return, Lufthansa will carry out maintenance services for various aircraft types of the Austrian Airlines fleet. The positive cost effect of this cooperation for Austrian Airlines is EUR 4.7m per annum.

Austrian Airlines Technichal Division recognised as "Design Organisation"

High R&D competence of Technical Division officially recognised

In the past financial year, the European Aviation Safety Agency (EASA) has officially acknowledged the quality and extensive knowhow of the Austrian Airlines Technical Division by awarding it a certification as the first "Design Organisation" in Europe. This prestigious certificate of competence confirms that Austrian Airlines possesses the requisite skills to carry out its own modifications in and on aircraft. Until now, the company has been required to seek separate approval from the manufacturer or national aviation authority before performing any repair work or modifications to the aircraft beyond the relatively tight regulations defined by the manufacturer. Qualification as a Design Organisation will produce far greater flexibility, reducing both costs and ground standing times.

Cost reduction in IT Division

In the IT Division, too, the Austrian Airlines Group reacted to the difficult external situation by analysing and renegotiating the majority of its supplier contracts. In an effort to make costs as flexible as possible and to increase the ability of the Group to resist crises, the contracts were designed to be as variable as possible.

Variable design of IT contracts

The Group concluded a range of IT projects in the report period, all of which were developed with the aim of creating added value at the company. These projects included the introduction of a Group-wide SAP-R/3 system for commercial management, which went into operation with all modules on 1 January 2003 as planned. Future infrastructure projects have been deferred until a decision has been taken concerning the possible relocation of the Group headquarters to Vienna Airport.

Project management successfully established

In the area of project management, the main focus has been upon the creation and long-term establishment of an efficient project management culture, to be based on unified standards and applied throughout the Group.

Process management reduces costs

The far-reaching redesign of the Group's market presence and product has created a need to carry out a far-reaching optimisation of existing internal processes in areas such as Technics, Ground Operations, Human Resources and Product. This has reduced the complexity and costs of these processes, while simultaneously increasing benefits for internal and external customers.

Corporate Citizenship

Even under the difficult conditions that have affected the aviation industry during the past business year, the Austrian Airlines Group recognised its commitment to social responsibility by supporting a range of artistic, sporting and charitable initiatives with various aviation services. These included more than 120 individual and group projects in the charitable and social sectors, the Salzburg and Bregenz Festivals and the Graz 2003 project, based around the status of Graz as last year's cultural capital of Europe. The long history of partnership between the Austrian Airlines Group and Vienna's Schönbrunn Zoo reached a high in the report period, with the transportation of two pandas from Beijing to Vienna. The Austrian Airlines Group also continues to make strong efforts to minimise the environmental cost of its business activities.

Commitment to social and charitable responsibility
As 2003 was shaped by negative external influences throughout the aviation industry, the Austrian Airlines Group had to implement further measures aimed at Group-wide cost reduction. Even under such difficult circumstances, the companies belonging to the Austrian flag carrier Group all recognised their social and charitable responsibilities.

More than 120 projects supported

To this end, the Austrian Airlines Group oversaw more than 120 individual and group projects in the charitable and social sectors during 2003, providing a wide range of aviation services in support. These included several international medical aid projects and operational transports; the organisation of recuperative breaks for children from crisis regions; provision of support for international aid agencies located in Austria; and the airlifting of several tons of essential goods free of charge for donor organisations.

Austrian Airlines Group sponsors Austrian cultural and sporting scene
Austria is fortunate to have access to numerous, internationally renowned cultural centres and initiatives, all of which attract a wide audience from around the world. Against this backdrop, the Austrian Airlines Group has traditionally sponsored high-value artistic and cultural events, helping to strengthen Austria's global reputation as a nation of culture.

In the report period, the Austrian Airlines Group acted as the sponsor of a series of events including the Salzburg Festival, the Graz 2003 project (highlighting the city as the cultural capital of Europe), the Bregenz Festival, Vienna's Burgtheater, the Albertina Museum and the "Essl" collection of contemporary art.

Flight costs and transport covered

The most important way in which the Austrian Airlines Group can offer support on these initiatives and events is by bearing the flight costs of artists and transporting works of art. In addition to this, the Austrian carrier advertises cultural events taking place in Austria in its numerous offices both at home and abroad.

In the sporting sector, the Austrian Airlines Group acted as the sponsor of the Austrian Ski Association in 2003 and a wide range of other sports clubs.

Transportation of two pandas
The current partnership between Austrian Airlines and Vienna's Schönbrunn Zoo reached a new high in March 2003 when, after several months of preparation, containers specially designed by the zoo were used to transport two pandas from Beijing to Vienna in an Austrian Airlines aircraft. The pandas were accompanied by a team of experts throughout the flight. In this way, the Group made an important contribution to the ongoing study of this endangered species.

New sponsorship concept
With the complete relaunch of its market presence, the Austrian Airlines Group also focused its sponsorship activities more strongly from 2004 onwards. Increased support will now be provided for the mod-

Austrian

on the wing


baggage transfer
simple rebooking
telephone helplines
baggage tracing via the Internet

perfect comfort

superior service and customer support

ern entertainment scene, the leisure sector and mass-audience sports. The Group ensures that a special relationship with Austria exists in every sector; in the cultural field, for example, musicals from the company Vereinigte Bühnen Wien are being promoted in 2004, as are the renowned Salzburg Jazz Autumn and the Vienna Jazz Festival. In the area of sports, the Austrian Airlines Group is sponsoring the Austrian Olympic Team at Athens 2004, the Austrian Ski Team, the Austrian Golf Open and the Ironman Austria competition.

New focus in sponsorship activities: entertainment and sports

The Austrian Airlines Group will of course continue to support people in need by providing free tickets to access medical treatment, operations and recuperative breaks.

Competition Compliance

For a key niche player in European aviation such as the Austrian Airlines Group, collaboration with alliance partners and third companies is of immense importance. Against the background of these partnerships, the Group continues to recognise the fundamental need for a fair and undistorted competitive environment. Those employees affected are kept up-to-date with the general rules of competition and essential requirements of European Anti-Trust Laws by means of a Competition Compliance training programme.

Fair and undistorted competition

Active commitment to environment protection

The Austrian Airlines Group makes a proactive effort to contribute to the minimisation of the potential environmental cost of its activities. The company collaborates closely with aircraft and engine manufacturers to develop environment-friendly aircraft technologies and flight procedures.

By switching to greener aircraft and engines, the Austrian Airlines Group has successfully reduced nitrous oxide emissions by around 40 % since 1992. Noise reduction is another focus for the company's efforts in this sector: by working in partnership with Vienna Airport, the company has developed quieter flight procedures during both takeoff and landing. The Austrian Airlines Group also uses its own sound absorber during engine tests in order to reduce to a minimum the noise emissions produced by these operationally necessary checks.

Minimisation of environmental impact

The de-icing fluid used on the aircraft of the Austrian Airlines Group fleet is 100 % biodegradable, while environmental compatibility is also taken into consideration during the selection of detergents. The company uses its own waste water treatment plants to ensure the environment is not polluted in any way.

The Austrian Airlines Group continues to separate its waste in a consistent manner, and is at the forefront of efforts to use paper products over plastic packaging for its in-flight consumer goods.

Consolidated Financial Statements

Please find the interactive online version of this report under www.aua.com/report2003.

IFRS Consolidated Income Statement for the Financial Year 2003

EURm	Notes	2003	2002	+/–	+/– %
Flight revenue	7	1,906.4	2,055.2	–148.8	–7.2
Other revenue	8	133.7	149.2	–15.5	–10.4
Revenue		**2,040.1**	**2,204.4**	**–164.3**	**–7.5**
Changes in inventories	9	1.1	1.8	–0.7	–38.9
Income from disposal of non-current assets	10	6.1	0.5	5.6	–
Other operating income	10	195.4	191.3	4.1	2.1
Operating revenue		**2,242.7**	**2,398.0**	**–155.3**	**–6.5**
Expenses for materials and services	11	–1,293.2	–1,356.2	63.0	4.6
Personnel expenses	12	–426.4	–402.8	–23.6	–5.9
Depreciation and amortisation	13	–292.6	–343.2	50.6	14.7
Other operating expenses	14	–167.2	–254.4	87.2	34.3
Operating expenses		**–2,179.4**	**–2,356.6**	**177.2**	**7.5**
Result from operating activities (EBIT)		**63.3**	**41.4**	**21.9**	**52.9**
Result from associates	15	1.8	5.1	–3.3	–64.7
Financial expenses	16	–57.2	–95.5	38.3	40.1
Financial income	16	27.4	42.5	–15.1	–35.5
Other financial expenses and income	17	–9.6	10.7	–20.3	–
Financial result		**–37.6**	**–37.2**	**–0.4**	**–1.1**
Profit before tax		**25.7**	**4.2**	**21.5**	**–**
Income taxes	18	20.3	39.0	–18.7	–47.9
Profit after tax		**46.0**	**43.2**	**2.8**	**6.5**
Minority interests		–0.2	–0.4	0.2	50.0
Net profit for the year		**45.8**	**42.8**	**3.0**	**7.0**
Earnings per share		**EUR 1.42**	**EUR 1.29**	**EUR 0.13**	**10.1**
Diluted earnings per share		**EUR 1.35**	**EUR 1.26**	**EUR 0.09**	**7.1**

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Income Statement.

IFRS Consolidated Balance Sheet as of 31 December 2003

Assets

EURm	Notes	31.12.2003	31.12.2002	+/–	+/– %
Non-current assets					
Intangible assets	20	29.4	32.8	–3.4	–10.4
Aircraft	21	2,468.7	2,654.6	–185.9	–7.0
Other tangible assets	22	170.0	136.2	33.8	24.8
Investments in associates	24	17.4	7.6	9.8	–
Other financial assets	24	213.9	270.1	–56.2	–20.8
Other non-current assets	27	69.1	108.0	–38.9	–36.0
Deferred tax assets	28	128.8	108.8	20.0	18.4
Non-current assets		**3,097.3**	**3,318.1**	**–220.8**	**–6.7**
Current assets					
Inventories	25	51.3	47.9	3.4	7.1
Trade receivables	26	139.4	159.2	–19.8	–12.4
Other current assets	27	69.4	69.1	0.3	0.4
Short-term investments	29	52.1	84.6	–32.5	–38.4
Cash on hand and at bank	30	136.6	150.5	–13.9	–9.2
Current assets		**448.8**	**511.3**	**–62.5**	**–12.2**
Total assets		**3,546.1**	**3,829.4**	**–283.3**	**–7.4**

Shareholders' equity and liabilities

EURm	Notes	31.12.2003	31.12.2002	+/–	+/– %
Shareholders' equity					
Issued share capital	31	247.2	247.2	–	–
Reserves	32	311.5	267.0	44.5	16.7
Net profit for the year		45.8	42.8	3.0	7.0
Shareholders' equity		**604.5**	**557.0**	**47.5**	**8.5**
Minority interests		**1.6**	**3.6**	**–2.0**	**–55.6**
Non-current liabilities					
Provisions	33	419.6	390.7	28.9	7.4
Interest-bearing liabilities	34	1,627.8	1,961.4	–333.6	–17.0
Other liabilities	35	26.9	56.6	–29.7	–52.5
Non-current liabilities		**2,074.3**	**2,408.7**	**–334.4**	**–13.9**
Current liabilities					
Provisions	33	378.2	334.3	43.9	13.1
Interest-bearing liabilities	34	308.2	310.2	–2.0	–0.6
Income tax liabilities		4.6	4.3	0.3	7.0
Other liabilities	35	174.7	211.3	–36.6	–17.3
Current liabilities		**865.7**	**860.1**	**5.6**	**0.7**
Total shareholders' equity and liabilities		**3,546.1**	**3,829.4**	**–283.3**	**–7.4**

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Balance Sheet.

IFRS Statement of Changes in Shareholders' Equity
1 January 2002 to 31 December 2003

EURm	Issued share capital	Capital reserves	Retained earnings incl. Net profit for the year	Total
as at 31.12.2001	**247.2**	**278.0**	**3.9**	**529.1**
Share buy back			–14.7	–14.7
Other changes			–0.2	–0.2
Net profit for the year			42.8	42.8
as at 31.12.2002	**247.2**	**278.0**	**31.8**	**557.0**
Changes according IAS 39			4.8	4.8
Other changes			–3.1	–3.1
Net profit for the year			45.8	45.8
as at 31.12.2003	**247.2**	**278.0**	**79.3**	**604.5**

IFRS Cash Flow Statement for the Financial Year 2003

EURm	2003	2002	+/-	+/- %
Profit before tax	25.7	4.2	21.5	–
Depreciation of non-current assets	292.6	343.2	–50.6	–14.7
Result from sale of non-current assets	–6.1	–0.5	–5.6	–
Result from associates	–1.8	–5.1	3.3	64.7
Net interest	29.8	53.0	–23.2	–43.8
Income taxes paid	–	–2.0	2.0	–
Changes in inventories	3.4	7.4	–4.0	–54.1
Changes in assets	114.9	150.2	–35.3	–23.5
Changes in provisions	72.5	134.7	–62.2	–46.2
Changes in liabilities (excl. financial liabilities)	–66.3	–59.8	–6.5	–10.9
Other non-cash changes	–119.5	–104.4	–15.1	–14.5
Cash flows from operating activities	**345.2**	**520.9**	**–175.7**	**–33.7**
Investments in tangible and intangible assets	–201.0	–248.7	47.7	19.2
Investments in financial assets	–3.1	–	–3.1	–
Income from sale of non-current assets	58.4	48.1	10.3	21.4
Financial income	27.4	42.5	–15.1	–35.5
Cash flows from investing activities	**–118.3**	**–158.1**	**39.8**	**25.2**
Change in interest-bearing liabilities	–216.1	–329.2	113.1	34.4
Financial expenses	–57.2	–95.5	38.3	40.1
Cash flows from financing activities	**–273.3**	**–424.7**	**151.4**	**35.6**
Change in cash and cash equivalents	**–46.4**	**–61.9**	**15.5**	**25.0**
Cash and cash equivalents at beginning of period	**235.1**	**297.0**	**–61.9**	**–20.8**
Cash and cash equivalents at end of period	**188.7**	**235.1**	**–46.4**	**–19.7**

The following Notes to the Financial Statements are an integral part of this Cash Flow Statement.

Notes

Introduction

The consolidated financial statements of Austrian Airlines Österreichische Luftverkehrs-Aktiengesellschaft (in the following: Austrian Airlines AG) have been prepared in accordance with International Financial Reporting Standards (IFRS). In March 1999, taking into account the trend towards international accounting, the Austrian legislator passed the Law on Consolidated Accounts (Konzernabschlussgesetz). According to this law, any consolidated financial statements and management reports prepared in accordance with internationally accepted accounting principles are to be recognised as a replacement of the consolidated financial statements according to Austrian accounting principles (Austrian Commercial Code). The financial year 2000 was the first in which Austrian Airlines took this opportunity to use IFRS to prepare its consolidated financial statements in this way.

The consolidated financial statements have been prepared in millions of euros. The data for the financial year 2003 relate to the balance sheet date 31 December 2003 and the period from 1 January to 31 December 2003 respectively.

By preparing the consolidated financial statements in accordance with internationally accepted accounting principles based on the EUR, the company will meet the growing need amongst the investor community and financial experts for annual accounts based upon internationally comparable information.

In its domestic market of Austria, the Austrian Airlines Group is the market leader in terms of passenger volume handled. It covers all sectors of the air travel industry. The commercial sectors of the Group's operative airlines include scheduled and charter services, the transportation of cargo and airmail and the performance of technical and handling services for other airlines. The headquarters of the company are located in Vienna.

As well as its three operative airlines of Austrian, Austrian arrows and Lauda Air, the Austrian Airlines Group includes a number of other companies in the transport, tourism and financial sectors, all of which provide strategic support for Flight Operations.

1. Preparation of financial statements

The financial statements of all fully consolidated companies both at home and abroad, which are material to the group accounts or subject to statutory audit according to national regulations, were audited by independent auditors and provided with unqualified audit opinions. The orderly reconciliation of the statutory financial statements to individual IFRS financial statements based on Group accounting guidelines was also confirmed by the auditors. The annual financial statements of the consolidated companies were based on historical cost as of the balance sheet date of the consolidated financial statements. In the view of a true and fair presentation, individual items in the Balance Sheet and Income Statement have been presented in a condensed form. These items have been broken down separately in the Notes to the Financial Statements.

2. New standards

No new IFRS standards applicable by the Austrian Airlines Group were published in the year under review.

3. Accounting principles

The consolidated financial statements of Austrian Airlines AG and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS), taking into account the Interpretations of the former Standing Interpretations Committee (SIC), henceforth the International Financial Reporting Interpretations Committee (IFRIC). All the standards referred to were also applied in the previous year.

Income and expenditure

Income from services and the sale of merchandise are recognised when the corresponding service has been performed or when the risks and rewards associated with the right of ownership are transferred to the buyer. The other criteria included in IAS 18 (Revenue) are normally also met at this time. Revenue is measured at the fair value of the consideration received taking into account the amount of any trade discounts.

Financial income is valued on a proportional basis, taking the effective interest rate into account.

Dividends are recognised at the time at which the legal claim to the dividend is established. At the time at which the income is recognised, the relating expenditure is also recognised (matching principle), provided that, if the expenditure has not yet led to an outflow of resources, a liability exists.

Intangible and tangible assets

Intangible and tangible assets are valued at acquisition or production costs less amortisation and depreciation charges based on the Group's accounting principles. Depreciation is calculated on a straight-line basis. Assets are depreciated from the beginning of the benefits received from the use of the asset. Interest expenses are not capitalised. The estimated useful life of intangible assets are as follows:

Type	Estimated useful life in years
Software licences and other rights	3 – 10
Goodwill	10 – 20
Negative goodwill	18

The depreciation period is based on the estimated useful life of the asset. The estimated useful life of each type of aircraft – when new – is as follows:

Type	Estimated useful life in years	Residual value in %
B777	20	10
B767	20	10
B737	18	10
A340	20	10
A330	20	10
A310	18	10
A321	18	10
A320	18	10
MD-80	15	10
Fokker 70	15	10
Canadair RJ	15	10
Embraer RJ	15	10
Dash-8	12	10
Learjet	12	10

The estimated useful life of tangible assets are as follows:

Type	Estimated useful life in years
Buildings	20 – 50
Office fixtures and fittings	10
Commercial machinery and equipment	5 – 10
Cars	8
Technical equipment	5
EDP equipment	3 – 10

If an asset is impaired, the carrying amount is reduced to its lower recoverable amount.

According to the market value estimates produced for the aircraft stock of the company under review, depreciation to a lower recoverable amount is not required for those aircraft employed in the longer term. In detail, calculation is made on the basis of so-called Cash Generating Units. Since all aircraft are used for all traffic streams according to the transferral concept of the Austrian Airlines Group, the total Group fleet has been included as a single Unit. An interest rate of 5.0 % (5.5 % the previous year) has been set for the purposes of calculation. Because the book values of those aircraft specified for disposal were above the market values, it was necessary to set impairments amounting to EUR 119.1m; these were balanced with appreciations of EUR 51.1m for those aircraft of which the Group no longer intends to dispose due to the changed fleet planning compared to the previous year.

Lease financing
Under IAS 17 (Accounting for Leases), economic ownership of the lease is attributed to the lessee if this person bears substantially all risks and rewards connected with the ownership of the lease. If it is determined that the economic ownership lies with the Austrian Airlines Group then the lease is capitalised, effective from inception of the lease agreement, at the present value of the future lease payments including, if appropriate, any incidental costs borne by the lessee. Both the depreciation charge and the estimated useful life correspond with that of comparable assets purchased.

Financial assets
Financial assets are capitalised and calculated at cost. Non-current low or non-interest bearing loans are valued at the net present value as at the date of issuance. Marketable shares quoted on a stock exchange are valued at the balance sheet date at the lower of cost or market.

In accordance with IAS 22 (Business Combinations), the difference between the negative IAS shareholder's equity of Lauda Air and the net book value of the investment recorded in the Austrian Airlines Group, as of 31 October 2000 of approximately EUR 135.7m, which arose from the change in accounting for Lauda Air from equity to fully consolidated, was allocated to the aircraft in direct relation to their hidden reserves (Purchase Accounting according to IAS 22.37). Subsequently the allocated goodwill is amortised over the remaining useful life of the asset or, upon sale, added to the net book value of the asset. In as far as the hidden reserves are foreign currency related (USD), impairment charges were required to account for the loss incurred, which were offset by a corresponding change in foreign currency liabilities.

Changes in value based upon the recoverable fair value arising from securities of the non-current assets have been reported as affecting net income.

Inventories
Inventories include non-reparable spare parts, raw materials and supplies and related goods, and prepayments on inventories. Inventories are valued at cost. Cost is based on average cost, whereby interest expense is not included. As at the balance sheet date inventories are valued at the lower of cost or net realisable value. Net realisable value is determined by the net selling price of the final product.

Accounts receivable
Short-term accounts receivable are valued at cost. Low- or non-interest-bearing monetary accounts receivable, repayable after more than one year, are valued at the initial net present value. Doubtful accounts receivable are written down to the lower realisable value and the required individual valuation allowances made on the basis of recognisable risk. Accounts receivable in foreign currencies are translated at the mid-market price as at the balance sheet date. This item also includes loan acquisition and interest expenses, which are amortised in accordance with the respective terms.

Short-term securities
Short-term securities are valued at the lower of cost or market price, which was determined on the basis of a single item valuation.

Derivatives
The Austrian Airlines Group uses derivatives to provide coverage against interest rate and currency risks, and to hedge against the fuel price risk. These are valued at the foreign currency ratios correct at the time of settlement. Fuel price hedging is carried out in the form of fixed price agreements and option transactions on the crude and fuel oil market. As at the balance sheet date, option transactions and swaps were in use. Profits and losses arising through fuel price hedging are recorded under fuel expenditure. As at 31.12.2003, the prerequisites existed for valuation in the balance sheet (cash flow hedges) of fuel price hedges of EUR 4.8m (previous year: EUR 0.0m); this amount represents the profit from the qualifying hedging instruments as at the balance sheet date and has been reported directly in Shareholders' equity in accordance with the existing rules of IAS 39. The option premiums paid at the inception of the interest rate, currency or fuel price hedging transactions are carried as an asset (until the option is exercised or expires) and amortised on a straight-line basis over the vesting period. They are valued as at the balance sheet date at the lower of cost or market. At the expiration/exercise date the full-capitalised amount is charged/credited either to interest expense, foreign currency exchange differences or fuel expenditure.

Provision for pensions, severance payments and anniversary bonuses
In addition to specific pension commitments with senior employees, especially members of the Board of Management of the Group, the following individually defined pension plans are in place:

Pension plan
A pension plan exists for all employees employed by Austrian Airlines AG within Austria, for employees seconded abroad or for individual senior employees of subsidiaries. Also included in this scheme are all senior employees appointed after 1994.

With effect from 31 December 1994, the previously valid pension contribution regulation for commercial and technical employees of the company was transferred into a pension fund and converted to a defined contribution scheme. In the Federal Republic of Germany, a similar agreement exists with the employees whereby this is based on an agreement. The company made the appropriate provisions for this liability until 31 December 2002; from 1 January 2003, it was converted into a local pension contribution system. With effect as of 31 December 1996, the pension contribution regulations for the pilots and flight attendants of Austrian Airlines AG were also transferred to an external pension fund. The collective bargaining agreement foresees a pension for pilots, payable at the earliest at the age of 55, amounting to 60 % of final salary, whereby this incorporates the entitlement of the ASVG pension, an invalidity benefit as well as the widows' and orphans' pension with its upper limit. For flight attendants, a direct contribution scheme dependent upon the length of service and limited to 20 % of final salary is planned. A pension for the surviving dependants of flight attendants, the amount of which will be restricted, is also in existence.

Provisions have also been made at Tyrolean Airways for a new employee pension guaranteed on a collective basis and amounting to 2 % of respective gross annual remuneration.

Employees subject to Austrian Law have the right, if their period of employment has lasted for three years without interruption, to a severance payment in case of termination of their terms of employment by the employer or resignation for an important reason, if they have been employed for at least 10 years and in any case, upon retirement. The payment depends on the annual salary at the time of termination and the length of employment. The provisions for pensions, severance payments and anniversary bonuses have been calculated under the "Anwartschaftsbarwertverfahren", which roughly corresponds to the "Projected Unit Credit Method". The provisions are calculated annually as at year-end by an external actuary.

The provisions have been calculated using the following actuarial assumptions:

- Biometrical parameters: "Rechnungsgrundlagen für die Pensionsversicherung AVÖ 1999–P (Angestellte)"
- Fluctuation: for severance payments and anniversary bonuses, between 1.5 % and 12.0 % depending upon age and type of collective agreement
- Age of retirement: earliest possible age of retirement according to pension reform of 2003
- Discount rate: 5.0 % p.a. (5.5 % in previous year)
- Salary increases: between 2.5 % and 5.0 % p.a. depending upon years of service and remuneration, whereby increases shall incorporate estimated rates of inflation of 1.75 % p.a. and career assumptions
- Pension increase: 2.0 % p.a.
- Pension fund surplus: 5.5 %

When income or expenses resulting either from a change in one of the assumptions or from actuarial gains and losses exceed from the defined benefit obligation as at the previous year-end by more than the 10 % corridor relating to severance payments and pensions as defined in IAS 19 (Employee Benefits), the excess over the 10 % is charged/credited annually by the amount of the remaining period of service. The pension provision is calculated in accordance with IAS 19 (Employee Benefit Costs) using the "Anwartschaftsbarwertverfahren".

Tax and other provisions

Tax and other provisions are recorded to the extent that an obligation exists to third parties, that future payments are probable and that the provisions can be measured reliably. Should none of these criteria be applicable then the corresponding obligation is reported under contingencies. Provisions payable after more than one year are recorded at the net present value. The requirement and valuation of the provisions are re-examined each year. Provisions in foreign currency are translated at the closing rate. For expected maintenance work to be carried out by third parties, pro-rata provision is made on the basis of maintenance requirements as determined by the regulatory authorities. The provision for commitments under the "Miles & More" frequent flyer programme is calculated in line with the agreement drawn up with Lufthansa. The provision in this item from the year 2001 associated with the general comparison with the Lauda Privatstiftung continues unchanged.

Liabilities

The item of EUR 141.9m in cash presentations as amounts owed to banks with a term of over one year was based upon oral information provided by the financing banks about authorised or intended extensions of amounts principally due within one year.

The preference shares issued by Lauda Air which were subject to a mandatory public offer by Austrian Airlines were overwhelmingly repurchased and charged/credited in 2002. The shares in Lauda Air that could not be purchased by Austrian Airlines AG after the mandatory public offer were split off into an own company in 2002.

Liabilities arising from financing lease agreements are valued at the present value of future lease payments in force at the conclusion of the agreement. Other liabilities are valued at the repayable amount. Liabilities in foreign currencies are translated at the closing rate.

In connection with lease financing, a commitment was made to observe defined ratios of balance sheet cover in relation to contractual partners in case a fundamental change in ownership structure should occur.

Deferred taxes

Deferred taxes are calculated in accordance with IAS 12 (Income Taxes) under the "Full Liability Method". Under IAS 12, deferred tax is calculated on timing differences between the tax base and the respective IAS values at the level of the individual companies. A deferred tax asset has been capitalised for tax losses only to the extent that these will be utilised in the near future.

Estimates

In the consolidated financial statements, it is necessary to make certain estimates and assumptions, which can have an influence upon the value of assets, liabilities, income and expenses in, and on the notes to, the financial statements. It is possible that the actual amounts may vary from such estimates used.

4. Methods of consolidation

All significant subsidiaries under the legal and/or actual control of Austrian Airlines AG are included in the consolidated financial statements. Significant associates are accounted for under the "Equity Method" if the Group holds an interest of between 20 and 50 per cent and exercises significant influence. Other investments are carried at cost. For the purpose of capital consolidation upon the initial incorporation of subsidiaries, the acquisition costs of equity investments are compared to the Group's share in the prorated equity of the company in question. In subsequent consolidations, the hidden reserves and encumbrances thus disclosed are carried forward, amortised or released in accordance with the treatment of the corresponding assets and liabilities. Any excess of the costs of acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired is recognised as goodwill and amortised over its estimated useful life, applying the straight-line method. According to the transitional provisions in IAS 22 (Business Combinations), goodwill arising up to 31 December 1994 is charged directly to the reserves. Should the goodwill not be covered by the present value of future revenues, it is subject to impairment. The value of the acquired net assets exceeding the acquisition costs is recognised as negative goodwill and amortised on a straight-line basis over the remaining useful life of the non-monetary fixed assets. The carrying amount of the investments accounted for using the equity method is increased or reduced respectively at each reporting date by Austrian Airlines Group's pro-rata share of the associates' or joint ventures' changes in equity capital. The difference between the carrying amount of the equity investments and the prorated equity of the company is allocated and carried forward on the basis of same principles as applicable to full consolidation. Effects resulting from inter-Group transactions are eliminated. Receivables and liabilities between consolidated companies are netted; inter-Group profits and losses included in fixed assets and inventories are eliminated. For temporary differences from consolidation, deferred taxes are recognised as required under IAS 12.

5. Scope of consolidation

Fourteen (eleven in the previous year) subsidiaries are fully consolidated. The investments in six (five in the previous year) associates are accounted for in the consolidated financial statement under the equity method. Companies have been included in the consolidated financial statements on the basis of their significance. The companies not included are considered to be insignificant on a stand-alone as well as on an overall basis regarding the true and fair presentation of the consolidated financial statements. The following subsidiaries were included in the consolidated financial statements on the basis of full consolidation:

Company	Headquarters	Holding in %
AUA Beteiligungen Gesellschaft m.b.H.	Vienna	100.0
Austrian Airlines Lease and Finance Company Limited	St. Peter Port	100.0
Tyrolean Airways Tiroler Luftfahrt GmbH	Innsbruck	100.0
AUA Versicherungs-Service Gesellschaft m.b.H.	Vienna	100.0
Austrian Airtransport, Österreichische Flugbetriebsgesellschaft m.b.H.	Vienna	100.0
Lauda Air Luftfahrt GmbH	Schwechat	100.0
UIA Beteiligungsgesellschaft m.b.H.	Vienna	100.0
TVW Travel Value Wien Betriebs GmbH	Schwechat	100.0
TVW Travel Value Wien Betriebs GmbH & Co KG	Schwechat	100.0
ACS Aircontainer Services Gesellschaft m.b.H.	Fischamend	76.0
TRAVIAUSTRIA, Datenservice für Reise und Touristik GmbH & Co. Nfg. KG	Vienna	67.0
AVICON Aviation Consult Gesellschaft m.b.H.	Vienna	60.0
SCA Schedule Coordination Austria GmbH	Schwechat	54.0
AVS Privatkunden Versicherungsservice GmbH	Schwechat	51.0

The investments in the following associates were accounted for under the equity method:

Company	Headquarters	Holding in %
Airest Restaurant- und Hotelbetriebsgesellschaft m.b.H.	Schwechat	35.0
"AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H.	Vienna	33.33
GULET TOUROPA Touristik GmbH & Co KG	Vienna	25.0
GULET TOUROPA Touristik GmbH	Vienna	25.0
TUI-Austria Reiseveranstaltungs-GmbH	Vienna	25.0
Ukraine International Airlines	Kiev	22.5

An overview of the equity interests can be found on page 79.

Shares originally issued by Lauda Air that could not be purchased by Austrian Airlines AG in the course of its mandatory public offer were split off into NG Vermögensverwaltungs AG i.L. from Lauda Air AG in 2002.

6. Currency translation

The acquisition costs of assets purchased in foreign currency – primarily aircraft invoiced in US dollars – are determined using the exchange rates effective at the time of payment. In the case of rate-hedged payments, acquisition costs are based on the hedged rates. The trends in the most important exchange rates in relation to EUR are as follows:

Currency conversion

EUR	2003		2002	
	Market price on reporting date	Average	Market price on reporting date	Average
USD	1.2630	1.1418	1.0487	0.9511
JPY	135.05	131.76	124.39	118.08
CHF	1.5579	1.5236	1.4524	1.4660
GBP	0.7048	0.6934	0.6505	0.6298

Notes to the Consolidated Income Statement

7. Flight revenue

Flight revenue by type of service

EURm		2003	2002
Scheduled	Passengers	1,544.4	1,702.2
	Excess baggage	8.0	9.0
	Cargo	114.4	114.8
	Airmail	7.9	7.8
Scheduled Total		1,674.7	1,833.8
Charter		231.7	221.4
		1,906.4	**2,055.2**

8. Other revenue

EURm	2003	2002
Sales of goods	41.7	41.7
Commissions	12.9	13.2
Technical services	19.2	21.1
Handling services	10.2	15.3
Aircraft lease	33.6	37.3
Revenue from service provider charges	9.2	10.2
Other	6.9	10.4
	133.7	**149.2**

The commissions are primarily due to ticket sales for other airlines. The revenue from aircraft leasing of EUR 33.6m in the year under review relates principally to the leasing of three aircraft of the type B767 to Lauda Italy, two B767 to Lufthansa, one A310 to a Spanish airline, one B737 and two Dash-8. The Other revenue item includes revenue from personnel expenses. Revenue from service provider charges and the corresponding lease of equipment is overwhelmingly attributable to TRAVIAUSTRIA.

9. Changes in inventories

The capitalised own services included in the changes in inventories totalled EUR 1.0m and principally represent modification work on aircraft as well as self-constructed assets.

10. Other operating income

Income from the disposal of non-current assets excluding financial assets is primarily attributable to the sale of one Learjet and the former City Office in Athens, while the previous year the income was attributable to the sale of two Dash-8/300 and of rotables. The increase in Income from the release of provisions is primarily the result of landing and handling charges, commissions and sales support.

EURm	2003	2002
Income from disposal of non-current assets excluding financial assets	6.1	0.5
Income from release of provisions	21.9	9.1
Income from charges to third parties	4.0	5.3
Rental income	3.1	3.8
Foreign currency exchange rate gains	130.5	141.7
Damages	8.0	12.1
Other operating income	27.9	19.3
	201.5	**191.8**

11. Expenses for materials and services

EURm	2003	2002
Aircraft fuel	214.9	216.8
Landing and handling charges	256.8	274.3
En route charges	119.6	116.7
Aircraft parts	29.4	30.0
Subcontracted aircraft overhauls	136.9	127.8
Travel expenses of crew	26.1	24.7
Long-term aircraft lease	29.1	38.7
Short-term aircraft lease (ground transports, Blocked Space Agreements, etc.)	35.8	40.0
Expenditures on commissions	148.2	178.5
Passenger servicing	86.8	94.5
Passenger landing charges	124.4	123.7
Expenditure on reservation systems	37.6	41.0
Merchandise for resale	21.6	20.6
Other material usage and purchased services	26.0	28.9
	1,293.2	**1,356.2**

12. Personnel expenses

EURm	2003	2002
Wages and salaries	303.5	286.1
Severance payments	16.5	9.9
Pensions	24.5	31.4
Compulsory social expenses	72.4	67.5
Other social expenses	9.5	7.9
	426.4	**402.8**

The rise in Personnel expenses is attributable to the expiry of temporary salary waiver by employees effective in 2002.

Average number of employees

	2003	2002
Austrian Airlines	5,163	4,941
Lauda Air	866	1,272
Tyrolean Airways	1,046	1,066
Other Group employees	92	79
	7,167	**7,358**

The figure of 7,167 employees includes 39 blue-collar employees (71 in the previous year). This breakdown includes part-time employees on a proportionate basis of their working hours. The change in the number of employees at the individual companies also reflects the transferral of management and maintenance activities within the Group.

13. Depreciation and amortisation

The breakdown of depreciation and amortisation amounting to EUR 289.2m is presented separately in the respective item (19ff.) in the Notes. This item includes EUR 119.1m as depreciations for the lower market value of aircraft specified for disposal in the year under review, balanced with appreciations of EUR 51.1m. Furthermore, EUR 0.4m arises from goodwill amortisation. Income related to negative goodwill amortisation is reported under Other operating income.

14. Other operating expenses

EURm	2003	2002
Other costs of premises and plant	61.7	56.3
Foreign currency exchange rate losses	–	37.3
Insurance	25.7	35.0
Advertising and representation expenses	28.1	30.3
Consultancy costs	9.0	16.3
Claims	4.4	14.0
Losses of receivables	5.5	10.1
Postage and telecommunications charges	4.8	8.2
Travel expenses of ground staff	6.0	6.5
Taxes (excluding taxes on income)	3.0	4.4
Support materials	9.8	8.8
Other operating expenses	9.2	27.2
	167.2	**254.4**

The Other operating expenses item includes bank charges, various administrative costs, etc.

15. Result from associates

In the year under review, the Result from associates of EUR 1.8m includes results from investments in Airest, AirPlus, GULET TOUROPA Touristik and TUI-Austria, and from 2003 Ukraine International Airlines.

16. Financial expenses and income

EURm	2003	2002
Income from other securities and other long-term financial assets	16.4	26.8
Other interest and similar income	11.0	15.7
Interest and similar financial expenses	–57.2	–95.5
	–29.8	**–53.0**

The reduction in interest is due both to the cutback in liabilities and the lowering of the interest rate.

17. Other financial expenses and income

EURm	2003	2002
Result from other investments	1.4	3.1
Income from sale of financial assets	3.2	9.1
Result from securities and loans	–14.2	–1.5
	–9.6	**10.7**

The positive Result from other investments in the year under review relates primarily to the dividend of Österreichisches Verkehrsbüro. The increase in the negative Result from other investments primarily includes exchange rate-related reductions in value of investments in foreign currencies.

18. Income taxes

Both income taxes paid or owed by the individual companies and deferred tax charge (income) are recorded as income taxes.

EURm	2003	2002
Deferred tax income	–20.1	–40.0
Other income tax expenses	–0.2	1.0
	–20.3	**–39.0**

For a detailed breakdown of the assets and liabilities on which deferred income tax is based, please see item 28. Income from Other income tax expenses is the result of retrospective tax credits.

The effective income tax credit in the year under review is as follows:

EURm	2003	2002
Profit before tax	25.7	4.2
Income tax expenses applying the Austrian corporate income tax rate of 34 %	8.7	1.4
Valuation allowance tax losses carry forward	–6.8	22.8
Change in temporary differences (commercial law – tax law)	3.8	–37.1
Effect of tax rates deviating from Austrian corporate income tax rate	–22.3	–10.0
Other	–3.7	–16.1
Effective tax income (–)/expense (+)	**–20.3**	**–39.0**

Notes to the Consolidated Balance Sheet

19. Non-current assets

EURm	Intangible assets	Aircraft, reserve engines, spare parts	Other tangible assets	Financial assets	Total assets
Acquisition costs					
Balance 01.01.2003	86.4	3,714.1	355.1	294.2	4,449.8
Additions	7.2	131.7	62.1	3.1	204.1
Disposals	6.7	148.3	25.3	42.7	223.0
Reclassifications	–	–	–	–	–
Balance 31.12.2003	86.9	3,697.5	391.9	254.6	4,430.9
Depreciation					
Depreciation charge for the year	9.9	254.9	24.4	11.8	301.0
Accumulated depreciation	57.5	1,228.8	221.9	23.3	1,531.5
Book value 31.12.2003	29.4	2,468.7	170.0	231.3	2,899.4
Book value 01.01.2003	32.8	2,654.6	136.2	277.7	3,101.3

Tangible assets also include leased assets, which, due to the substance of the lease agreements, are treated as finance leases although there is no legal ownership by the Group. The development of these assets is shown under Note 23. Of the aircraft used as at the end of the year under review, seven Fokker 70, one A340, four A321, one A320, one B777, three B767, five B737, seven CRJ, three ERJ and two Dash-8 are finance leases. Almost all aircraft and parts of the spare engines, as well as deposit payments, are pledged within the framework of financing agreements to the benefit of the financing institutions or – in the case of finance leases – represent the property of the financing institutions or project companies. Junior liens (Hyperocha) also serve as a security for credit lines.

20. Intangible assets

EURm	Industrial property rights and similar rights and licences	Goodwill	Negative goodwill (Badwill)	Advance payments	Total
Acquisition costs					
Balance 01.01.2003	74.2	9.8	–2.5	4.9	86.4
Additions	7.2	–	–	–	7.2
Disposals	6.7	–	–	–	6.7
Reclassifications	4.7	–	–	–4.7	–
Balance 31.12.2003	79.4	9.8	–2.5	0.2	86.9
Depreciations					
Depreciation charge for the year	9.6	0.4	–0.1	–	9.9
Accumulated depreciation	53.2	4.4	–0.1	–	57.5
Book value 31.12.2003	26.2	5.4	–2.4	0.2	29.4
Book value 01.01.2003	24.2	5.9	–2.1	4.8	32.8

Additions relate to the purchase of rights for the improvement and upgrade of information systems.

21. Aircraft

EURm	Aircraft	Reserve engines, spare parts and equipment	Advance payments and assets under construction	Total
Acquisition costs				
Balance 01.01.2003	3,351.1	294.5	68.5	3,714.1
Additions	71.5	25.6	34.6	131.7
Disposals	37.4	88.8	22.1	148.3
Reclassifications	–	–0.1	0.1	–
Balance 31.12.2003	3,385.2	231.2	81.1	3,697.5
Depreciations				
Depreciation charge for the year	240.7	14.2	–	254.9
Accumulated depreciation	1,135.9	90.8	2.1	1,228.8
Book value 31.12.2003	2,249.3	140.4	79.0	2,468.7
Book value 01.01.2003	2,414.7	174.0	65.9	2,654.6

A total of EUR 97,1m was spent on the acquisition of aircraft, reserve engines, rotables and modifications. In the medium-haul and regional flight sectors, one B737-800 and two Dash-8/400Q were purchased. Additions related to the advance payments for assets under construction totalling EUR 34.6m relate principally to the delivery of aircraft of the types A319, B737, Dash-8 and Canadair Regional Jet. Disposals of tangible assets relate primarily to the sale of one Learjet.

According to the market value estimates produced for the aircraft stock of the company under review, depreciation to a lower recoverable amount is not required for those aircraft employed in the longer term. In detail, calculation is made on the basis of so-called Cash Generating Units. Since all aircraft are used for all traffic streams according to the transferral concept of the Austrian Airlines Group, the total Group fleet has been included as a single Unit. An interest rate of 5.0 % (5.5 % the previous year) has been set for the purposes of calculation. Because the book values of those aircraft specified for disposal were above the market values, it was necessary to set impairments amounting to EUR 119,1m; these were balanced with appreciations of EUR 51.1m for those aircraft of which the Group no longer intends to dispose due to the changed fleet planning compared to the previous year.

22. Other tangible assets

EURm	Land and buildings	Plant and machinery	Fixtures, plant and office equipment	Advance payments and assets under construction	Total
Acquisition costs					
Balance 01.01.2003	216.3	23.2	106.1	9.5	355.1
Additions	52.6	0.8	6.4	2.3	62.1
Disposals	2.6	7.2	15.4	0.1	25.3
Reclassifications	8.3	–	0.1	–8.4	–
Balance 31.12.2003	274.6	16.8	97.2	3.3	391.9
Depreciation					
Depreciation charge for the year	13.2	1.5	9.7	–	24.4
Accumulated depreciation	130.8	13.4	77.7	–	221.9
Book value 31.12.2003	143.8	3.4	19.5	3.3	170.0
Book value 01.01.2003	97.0	5.0	24.7	9.5	136.2

Additions reported as plant equipment are primarily attributable to new purchases for the improvement of IT infrastructure. Additions to the Land and buildings item also include the acquisition of a hangar.

The real estate included under the Land and buildings item and property on land owned by third parties amount to EUR 1.6m.

23. Leased assets

The total amount of leased assets, which represents the beneficial ownership of the Group according to IAS 17 (Accounting for Leases), is as follows:

EURm	Leased aircraft and reserve engines	Leased buildings
Acquisition costs		
Balance 01.01.2003	1,057.0	10.1
Additions/Reclassifications	3.1	–
Disposals	83.6	–
Balance 31.12.2003	976.5	10.1
Depreciations		
Depreciation charge for the year	63.5	0.2
Accumulated depreciation	326.8	2.7
Book value 31.12.2003	649.7	7.4
Book value 01.01.2003	793.7	7.6

Contractual terms for plant, machinery and office equipment are between one and five years. The agreements contain mostly fixed lease payments as well as purchase options at the end of the lease term. An extension of the agreements on the side of the lessee is possible, while termination of the agreements is not. In addition to the finance lease agreements, a considerable number of lease agreements has been signed, which qualify as operating leases in terms of their economic substance, so that the leased subject is accounted for in the books of the lessor. This primarily concerns the building lease agreements. The operating lease agreements for four aircraft run for between several months and six years. As a rule, the agreements end automatically after the expiry of the contractual term, although lease extension options exist in a number of cases. Of the four aircraft, two are subleased by means of the operating lease.

Aircraft in the beneficial and legal ownership of the Group are leased by means of the operating lease. On the basis of these agreements, which have lease terms of between several months and 14 years, cash amounting to EUR 41.8m will be received throughout the entire lease period.

24. Financial assets

EURm	Investments in subsidiaries	Investments	Loans to associated companies	Other securities	Other loans	Total
Acquisition costs						
Balance 01.01.2003	0.2	47.1	1.0	167.8	78.1	294.2
Additions	–	0.8	–	1.0	1.3	3.1
Disposals	0.2	3.5	–	13.4	25.6	42.7
Reclassifications	–	–	–	–0.2	0.2	–
Balance 31.12.2003	–	44.4	1.0	155.2	54.0	254.6
Depreciations						
Depreciation charge for the year	–	0.9	–	0.3	10.6	11.8
Accumulated depreciation	–	15.0	–	1.1	7.2	23.3
Book value 31.12.2003	–	29.4	1.0	154.1	46.8	231.3
Book value 01.01.2003	0.2	33.0	1.0	165.4	78.1	277.7

The following table compares the book and market values of the securities recorded under Financial assets:

EURm	31.12.2003	31.12.2002
Book value	154.1	165.4
Market value	155.2	166.7
Unrealised profit/loss	**1.1**	**1.3**
Average effective interest yield in %	5.32	5.50

Other loans primarily represent deposit payments made for aircraft financing.

25. Inventories

Inventories, which total EUR 51.4m, consist of technical commodities required and purchased for use in servicing the fleet, goods for inflight sale and in Duty Free shops and other merchandise.

EURm	31.12.2003	31.12.2002
Operational supplies and consumables	40.2	40.3
Goods for sale and other merchandise	11.1	7.6
	51.3	**47.9**

26. Trade receivables

Due within one year

EURm	31.12.2003	31.12.2002
Trade receivables	139.4	159.2

As at 31 December 2003, valuation allowances amounted to EUR 13.9m. No general provision was recorded on trade receivables. Trade receivables refer primarily to agents and credit card companies in Austria and abroad, other airlines and airmail authorities. The reported book values of the monetary assets described in these items correspond to their market values.

27. Other current assets

Due within one year

EURm	31.12.2003	31.12.2002
Other accounts receivable	50.6	43.4
Prepaid expenses, accrued income	18.8	25.7
	69.4	**69.1**

Due after more than one year

EURm	31.12.2003	31.12.2002
Other accounts receivable	42.9	75.6
Prepaid expenses, accrued income	26.2	32.4
	69.1	**108.0**

As at 31 December 2003, valuation allowances amounting to EUR 0.7m were made on Other current assets. No general provision on other receivables was recorded. Other non-current assets also include accrued interest income of EUR 2.5m. The reported book values of the monetary assets recorded in these items correspond to their market values. The Prepaid expenses and accrued income item mainly consists of rental payments made in advance.

28. Deferred tax assets

The deferred tax assets reported in the balance sheet are based on the following temporary differences between the carrying amounts for IFRS financial reporting purposes and the tax base. The deferred taxes were determined using the Austrian tax rate of 34 %.

EURm	31.12.2003	31.12.2002
Tax loss carry forward	208.8	138.8
Assets (primarily aircraft) and associated financing liabilities	–43.6	–3.0
Provisions for pension obligations	106.2	113.8
Provisions for severance payments	83.7	75.7
Provisions for anniversary bonuses	16.0	13.3
Provisions for additional depreciation	–33.5	–9.7
Other provisions	3.7	17.6
Untaxed reserves	–54.7	–49.6
Other liabilities	79.3	9.7
Other temporary differences	13.0	13.4
Tax base	**378.9**	**320.0**
Deferred tax assets	**128.8**	**108.8**

The deferred tax on tax loss carry forwards was carried as an asset insofar as these can probably be charged with future tax-related income. According to Austrian tax law, no time restrictions exist with regard to the consumption of tax losses carried forward. The value of the existing deferred tax asset at Lauda Air has been entirely written off. No deferred taxes were accounted for profits of A.L.F., which are not intended for distribution.

Upon implementation of the recently announced reduction in corporation tax from 34 % to 25 %, the reported Deferred tax assets will be reduced by around EUR 34.1m in 2004.

29. Short-term assets

The following table shows the book and market values of the securities on current assets as at the balance sheet date:

EURm	31.12.2003	31.12.2002
Book value	52.1	84.6
Market value	59.4	84.8
Unrealised profit/loss	**7.3**	**0.2**
Average effective interest rate yield in %	4.34	5.33

Securities totalling EUR 52.1m purchased for the purposes of capital investment consisted primarily of loans, other obligations and investment certificates from issuers in Austria and abroad.

30. Cash on hand and at bank

The following table shows the book and market values of the securities on current assets as of the balance sheet date:

EURm	31.12.2003	31.12.2002
Book value	136.6	150.5
Market value	136.6	150.5

The following is a breakdown of bank deposits by currency:

EURm	31.12.2003	31.12.2002
EUR	47.9	125.0
USD	80.8	16.4
CHF	0.2	0.3
JPY	0.4	0.3
Other currencies	7.3	8.5
	136.6	**150.5**

31. Shareholders' equity

The share capital of Austrian Airlines AG, totalling EUR 247.2m, is broken down into 34 million individual share certificates. The shares of the company are listed on the Prime Market of the Vienna Stock Exchange and are part of the ATX. As resolved by the 42nd Ordinary General Meeting of 19 May 1998, the Board of Management was empowered, on approval by the Supervisory Board, to increase the company's share capital by a nominal EUR 94.4m until 19 May 2003 through the issue of new shares (authorised capital); as the share capital was increased by EUR 58.1m in 1999, authorised capital at the beginning of 2003 amounted to EUR 36.3m. The authorisation was not used within the period granted in 2003.

The resolution was adopted by the 43rd Ordinary General Meeting of 27 April 1999 to convert the share capital from ATS 3,400,000,000 into EUR 247,180,000. In doing so, a total of EUR 92,363.83 was with-drawn from retained earnings for rounding differences and used for the capital increase.

In the Ordinary General Meeting of 8 May 2002, authorisation was given to buy back up to 10 % of the issued share capital, subject to a time restriction of 18 months. In 2002, the authorisation was used to buy back 5 % of the shareholders' equity, and 1.7m shares bought back to put in place a "Share Purchase Option Programme" for managers. The repurchase value of EUR 14.8m has been balanced as part of the reserves. At the 48th Ordinary General Meeting of 30 April 2003, authorisation was again granted to purchase shares with a value of up to 5 % of the share capital within 18 months of the resolution being taken; at the time of going to press, this authorisation had not yet been used.

Net profit for the year is recorded under retained earnings. In accordance with IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries), minority interests are recorded as a separate line item in the Consolidated Balance Sheet.

32. Reserves

The composition and development of the reserves are disclosed in the Statement of Changes in Shareholders' Equity. Only the balance sheet profit of the parent company can be used for the payment of dividends. A limitation on profit distribution exists in relation to the capital reserves and other restricted reserves.

33. Provisions

Long-term provisions

EURm	31.12.2003	31.12.2002
Provisions for severance payments	79.6	76.0
Provisions for pension obligations	125.9	133.4
Provisions for anniversary bonuses	17.5	13.6
Provisions for aircraft overhauls	170.8	156.4
Other provisions	25.8	11.3
	419.6	**390.7**

The increase in provisions for aircraft overhauls is attributable to the expansion of the fleet and the consideration of maintenance necessary for the rotables. The Other provisions items also includes provisions for financing agreements.

According to IAS 19 (Employee Benefits), the valuation of provisions for employee benefits is determined under the "Projected Unit Credit Method". According to this method, the amount necessary for the accumulations of the full accrual is charged to the period to which the benefit growth is allocated. The provisions for social capital show the following development:

EURm	Pension obligations	Severance payments	Anniversary payments
Present value of obligations (DBO) as at 31.12.2003	327.7	79.5	17.5
Recoverable fair value of scheduled assets on 31.12.2003	–142.3	–	–
Actuarial profits (losses) not recorded as at 31.12.2003	–59.5	0.1	–
Provisions as at 31.12.2003	125.9	79.6	17.5
Current length of service	8.8	7.1	4.4
Interest costs	16.0	4.1	0.8
Expected income from scheduled assets	–6.0	–	–
Recorded actuarial loss	0.6	–	–
Annual expenses 2003	19.4	11.2	5.2
Provisions as at 01.01.2003	133.4	76.0	13.6
Annual expenses 2003	19.4	11.2	5.2
Payments made	–26.9	–7.6	–1.3
Provisions as at 31.12.2003	125.9	79.6	17.5
Expected income from scheduled assets	6.0	–	–
Actuarial loss from scheduled assets	–4.3	–	–
Actual income from scheduled assets in 2003	1.7	–	–

Short-term provisions

EURm	31.12.2003	31.12.2002
Unearned transportation revenue arising from flight documents sold and not yet used	131.7	106.2
Provisions for personnel costs	51.4	45.8
Provisions for services not yet invoiced	83.3	84.5
Provisions for sales commissions	35.1	39.3
Provisions for valuation risks	35.4	27.6
Provisions for obligations arising from frequent flyer programmes	3.8	2.9
Provisions for plant projects not yet charged	3.9	3.7
Other provisions	33.6	24.3
	378.2	**334.3**

The rise in provisions for Unearned transportation revenues arising from flight documents sold and not used is attributable to the increased flight programme compared to the end of the previous year and a change in the purchasing pattern of customers. The Other provisions item essentially includes provisions for other operating and administrative costs such as advertising, operation, maintenance and similar.

34. Interest-bearing liabilities

Non-current interest-bearing liabilities

EURm	31.12.2003	31.12.2002
Bonds issued	38.5	41.8
Amounts owed to banks	796.9	921.6
Lease liabilities	792.4	998.0
	1,627.8	**1,961.4**

Current interest-bearing liabilities

EURm	31.12.2003	31.12.2002
Bonds issued	–	22.8
Amounts owed to banks	85.4	209.7
Lease liabilities	222.8	77.7
	308.2	**310.2**

Amounts owed to banks also include rediscounting financing of EUR 58.1m with Österreichische Kontrollbank.

The falls in Amounts owed to banks and Other liabilities are fully attributable to the corresponding amortisations. New credits were taken out for the B737 and the two Dash 8-400 aircraft newly incorporated into the fleet in the year under review. *These credits were reported in the accounts at EUR 53.8m* as at 31 December 2003.

The effective interest rate yield was 2.6 % (3.8 % in the previous year). The item of EUR 141.9m as Amounts owed to banks with a term of over one year was based upon oral information provided by the financing banks about authorised or intended extensions of amounts principally due within one year.

The following table contains the terms and conditions of interest-bearing liabilities, as well as their book and market values as at 31 December 2003:

35. Other liabilities

Other non-current liabilities

EURm	31.12.2003	31.12.2002
Other liabilities	7.4	13.5
Accrued expenses and deferred income	19.5	43.1
	26.9	**56.6**

Other current liabilites

EURm	31.12.2003	31.12.2002
Advances received from customers	1.5	2.3
Trade accounts payable	85.8	135.2
Accounts payable to associated companies	0.1	–
Liabilities relating to other taxes	4.9	1.9
Liabilities relating to social security	6.7	6.0
Other liabilities	54.1	56.9
Accrued expenses and deferred income	21.6	9.0
	174.7	**211.3**

Other liabilities include various liabilities from interest charges, passenger charges, etc.

36. Contingencies

EURm	31.12.2003	31.12.2002
Guarantees from aircraft financing	370.9	399.2
Other contingent liabilities	5.0	6.8
	375.9	**406.0**

Guarantees and contingencies amounting to EUR 375.9m relate primarily to contingencies arising from sale-and-lease-back agreements, set up for the scheduled repayment of liabilities and offset with the appropriate deposits, as well as guarantees referring to aircraft financing. Of the contingent liabilities reported, EUR 0.2m relates to Group companies. On the basis of the profit and loss transfer agreement already concluded and the Production Company Concept, the Group parent company bears the capacity and currency risks of the operating companies with immediate effect.

EURm		EUR	USD	CHF	JPY	Book value	Market value
Up to 1 year	of which fixed	–	–	–	–	–	–
	of which variable	125.3	64.0	47.8	71.1	308.2	308.2
1 to 5 years	of which fixed	–	–	–	46.4	46.4	46.4
	of which variable	480.2	158.3	239.0	47.9	925.4	925.4
Over 5 years	of which fixed	–	–	38.5	–	38.5	28.6
	of which variable	276.5	304.3	15.1	21.6	617.5	617.5
		882.0	526.6	340.4	187.0	1,936.0	1,926.1

37. Other financial obligations

EURm	31.12.2003	31.12.2002
Order commitments for aircraft	504.5	577.7
Order commitments for other planned investments	118.9	209.0
Other	43.8	36.5
	667.2	823.2

The open order commitment relates to 13 aircraft; the Other item includes, amongst other things, long-term obligations in the catering field.

38. Hedge policy and financial derivatives

As a globally active company, the Austrian Airlines Consolidated Group is routinely exposed to fluctuations in prices, interest rates and exchange rates. In recognition of this fact, it is company policy to balance any such risks internally as far as it is possible; to control net positions in a way to produce the optimum effect on net income; and to hedge open positions wherever it is deemed.

Price risk

The price risks associated with the fuel price trend – fuel expenditure represents around 9.8 % of total expenses – were partially hedged in 2003 by means of spread options contracts and swaps. These place an upper limit upon fuel expenditure, while leaving scope to profit from falling fuel prices. This increases planning security, although it cannot protect the Group from persistent, long-term price increases. In such cases, there remains no alternative to coverage other than through appropriate increases in flight revenues. In the past, sharp increases in the price of oil were normally triggered by brief crises and tended to be relatively short-term in nature. Because of this, the costs of appropriate hedging measures usually outweighed the additional negative effects that had been avoided. As a result of the altered framework conditions, the hedging facility mentioned is now of real use to Austrian Airlines (to increase planning security), even though it does involve certain hedging costs (e.g. option charges). Hedging transactions are handled centrally for all Group companies by the Group's Purchasing Division.

Credit risk

In the majority of cases, the sale of passage and freight documents is handled via agencies within the sphere of influence of IATA. These agencies are overwhelmingly connected with country-specific clearing systems for the settlement of passage or freight sales. Individual agents are checked by the particular clearing houses. The credit risk from sales agents is relatively low due to their dispersion worldwide. Where the agreements upon which a payment is based do not explicitly state otherwise, claims and liabilities arising between the airlines are usually settled on a bilateral basis or via a Clearing House of the International Air Transport Association (IATA). Settlement takes place principally through the balancing of all receivables and liabilities at regular monthly intervals, which contributes to a significant reduction in the risk of non-payment. In individual cases, a separate security may be required in the particular payment agreement for other transactions. For all other payment relationships, depending upon the type and level of the particular payment, securities may be required or credit information/references obtained. Historical data from the business relationship up until that point, in particular in relation to payment behaviour, may be used in an effort to avoid non-payment. Recognisable risks are accounted for by valuation adjustments on receivables. The credit risk from investments and derivative financial instruments arises from the danger of non-payment by a contract partner. Since the transactions are concluded with contracting parties of the highest possible credit rating the risk of non-payment is extremely low. Loans to contracting parties of less certain credit rating are only made if offset by assessable strategic advantages corresponding to the non-payment risk, or if securities are provided.

Liquidity risk

Liquidity in the Group is protected on the one hand by appropriate liquidity planning and on the other through the financing structure, high financial stocks and sufficient short-term credit facilities. Around 85 % of the interest-bearing liabilities have a due date of more than one year. As at 31 December 2003, liquid funds in a broader sense totalled approximately EUR 390.6m, of which EUR 148.3m was freely available. As a result of suitable investment strategies, only costs at a justifiable level can be allocated to the holding of liquidity. Furthermore, open credit facilities of around EUR 164.7m were available as at 31 December 2003. By putting back planned aircraft purchases in 2003 and the following years, the Group achieved a reduction in its future financing requirement for advance payments and delivery payments. Furthermore, the improvement in the result, optimisations in the area of working capital and the exchange rate position on the balance sheet date led to a situation whereby interest-bearing liabilities could be reduced by EUR 335.6m. Consequently, the level of debt was reduced to 217.0 %.

Interest rate risk

In order to avoid valuation risks arising from liabilities, financing is primarily carried out using variable interest rates. In the strongly market-driven air travel business, this also provides an additional protection aspect, since interest rates are usually also lower at times of weaker competition. Interest-rate swaps are only agreed with partners of first-class creditworthiness. Irrespective of this, a programme was launched in the year under review to increase the use of fixed interest rates. This was designed to take advantage of the currently low interest rates and to reduce volatility.

Foreign currency risk

Foreign currency risks are valued from both the 'cash flow at-risk' and 'value at-risk' perspectives, and are hedged and controlled with the objective of planning security and result optimisation. From a cash flow perspective, the US dollar position is relatively neutral when holdings of dollar-dependent currencies in the Group are taken into account. Surpluses exist in yen due to ticket sales in the Japanese market. On the assets side, the aircraft fleet represents a book value of approximately EUR 2.5bn denominated in US dollars. According to IFRS, however, aircraft are not subject to 'mark to market' valuation and therefore cannot be used to offset liabilities in dollars. The yen liabilities lead to yen cash flows on the one hand and high positive interest-rate variances in relation to the euro on the other. Positive interest-rate variances in relation to financing surpluses in Swiss francs also serve to balance out possible risk in the euro. Where necessary, derivative instruments will continue to be used with first-class partners for the settlement of balances or the closing of open positions. As at 31 December 2003, hedging transactions existed using financial derivatives for the coverage of exchange rate, interest rate and fuel price fluctuations. The market values of financial derivatives as reported in the following tables correspond to the particular price at which an independent third party would assume the rights and/or obligations from this financial instrument from the Austrian Airlines Group. The market values were determined on the basis of the market information available at the financial year-end. Negative signs mean a possible obligation in a sale or a realisation of the item at the financial year-end. The following currency hedging, reported according to business types, exists in relation to banks and other financial institutions.

Currency hedging

EURm	Terms to	List price at 31.12.2003	Market value 31.12.2004	Profit (+)/ loss (–)
USD 272.0m Forward exchange purchase	max. 2nd half-year 2004	237.2	215.4	–21.8
JPY 4.7bn Forward exchange sale	max. 1st half-year 2004	34.8	35.7	+0.9
				–20.9

These negative balance sheet date valuations are offset by correspondingly positive results from the valuation of interest-bearing liabilities.

As at 31 December 2003, hedging deals comprising fixed price transactions existed for the financial year 2004 and related to Brent (crude oil) and jet fuel.

The market value is determined on the basis of the current financial market conditions as at 31 December of the financial year. The basis for the calculation is the average value of the particular futures and the associated volatilities on a monthly basis, as reported by a number of international banks.

Fuel price hedging

EURm	Volume	Terms to	Profit (+)/ loss (–)
Swaps			
Jet fuel	240,000 t	31.12.2004	+4.8
Crude oil	480,000 bbl	30.06.2005	+1.8
Total			**+6.6**

Of the profits existing as at 31.12.2003, EUR 4.8m has been reported under Shareholders equity in accordance with IAS 39 in order not to affect the operating result.

39. Cash Flow Statement

The Cash Flow Statement of the Austrian Airlines Group is presented according to the indirect method. Financial resources include cash, cheques, deposits with banks and securities held as current assets with a maturity of less than three months. The effects from a change in the scope of consolidation are eliminated and are presented as a separate item. Financial income is presented as part of the investment activity. Dividend payments and financial costs are charged to financing activity.

40. Segment reporting

Inter-Group services are charged on the basis of allocated costs without a mark-up. In light of the restructuring of the Group, new delimitations and allocations in segment calculation may become necessary in future. For further details of the content of the segments and the changes relative to the previous year, please refer to the appropriate Notes in the Management Report on page 33f.

The primary reporting format by strategic business segment for the financial year 2003 is as follows:

EURm	Scheduled	Charter	Complementary services	Total
Revenue	1,674.7	231.7	133.7	2,040.1
Other operating income	166.5	23.3	12.8	202.6
Operating revenue	1,841.2	255.0	146.5	2,242.7
Operating expenses	1,788.8	249.5	141.1	2,179.4
EBITDAR	353.8	60.1	6.9	420.8
Result from operating activities (EBIT)	52.4	5.5	5.4	63.3
Assets	2,911.0	402.7	232.4	3,546.1
Liabilities	2,413.4	333.9	192.7	2,940.0

In the scheduled segment, EUR 60.1m was allocated to Impairments, while the figure for the charter segment was EUR 11.1m.

The primary reporting format by strategic business segment for the financial year 2002 was as follows:

EURm	Scheduled	Charter	Complementary services	Total
Revenue	1,833.8	221.4	149.2	2,204.4
Other operating income	161.0	19.5	13.1	193.6
Operating revenue	1,994.8	240.9	162.3	2,398.0
Operating expenses	1,962.3	237.5	156.8	2,356.6
EBITDAR	372.5	82.4	8.3	463.2
Result from operating activities (EBIT)	32.5	3.4	5.5	41.4
Assets	3,185.6	384.6	259.2	3,829.4
Liabilities	2,719.3	328.3	221.2	3,268.8

The secondary reporting format by geographical segment is as follows:

EURm	2003 Scheduled	2003 Charter	2002 Scheduled	2002 Charter
Austria	53.1	0.1	50.2	0.1
Switzerland	67.4	0.3	73.6	0.2
Germany	312.7	2.6	360.0	1.3
Scandinavia	77.9	0.8	82.7	0.4
Other Western Europe	207.9	54.7	246.2	37.8
Southern and South-Eastern Europe	160.0	72.8	176.2	73.1
Central Europe	180.0	4.4	212.8	5.5
Middle East	81.8	46.5	86.0	55.4
Africa	–	1.7	0.4	3.0
Asia/Oceania	394.0	27.3	399.9	15.8
North America	139.9	20.5	145.8	28.8
Total	**1,674.7**	**231.7**	**1,833.8**	**221.4**

41. Related party transactions

Due to the SARS crisis, the war in Iraq and reductions in demand from airlines, Airest Restaurant- und Hotelbetriebsgesellschaft mbH was forced to reduce the number of meals produced in its main business sector of catering by –6.9 %, to 7 million meals. In the gastronomy sector, the company was able to maintain the number of guests served at the previous year's figure of 4 million people. For Austrian Airlines, the company's main client in the core catering sector, a new service concept was developed. From the 2003/04 winter season, flight attendants will sell Airest products on flights under the name Sky Gourmet.

GULET TOUROPA Touristik GmbH & Co KG, which took on universal succession following the merger of GULET TOUROPA Touristik GmbH with GTT Holding AG, was able to achieve the vast majority of its corporate goals despite the tough market conditions, and continues to be Lauda Air's key client in the charter sector.

TRAVIAUSTRIA Datenservice für Reise und Touristik GmbH was converted to a GmbH & Co. Nfg. KG, whereby TRAVI Holding GmbH is now a general partnership company with managerial functions. Despite the difficult operating environment in the tourism industry, the company held its production figures at the same level as the previous year. The company successfully continued to expand its own developments CETS and ALPS and to build upon its commercial partnerships with leasing tour operators in the Austrian, Swiss and German markets.

"AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H. was able to hold its position as a specialist in travel management and card-based billing systems with the product portfolio Diners Club, UATP and VISA - Miles & More, increasing both the number of cards issued and its card billing revenue. The 'Road Account' was introduced to bill lorry drivers on the Austrian toll-based motorway network.

42. Long-term contractual relationships

Star Alliance

The principles of cooperation in the Star Alliance with regard to objectives, brand usage and mutual projects are documented in a "Memorandum of Intent". Details of the cooperation are regulated by bilateral framework agreements with the individual members of the Star Alliance. These agreements have terms of up to ten years and regulate the particularly relevant cooperation projects, i.e. on the network, frequent flyer programme, etc. A joint venture is also underway with Lufthansa covering traffic between Austria and Germany.

DO&CO

An agreement as concluded by Lauda Air with DO&CO Partyservice und Catering AG, to exclusively supply aircraft with inflight food and other supplementary services, provides for first right of termination for Lauda Air effective as of 31 December 2009. According to the contract, the minimum annual sales volume must be 865,000 meals, producing minimum revenue of EUR 7.3 million. A penalty of EUR 1.5 million is to be paid should these figures not be reached. The current purchase volume amounts to approximately EUR 19.1 million per year.

Lauda Italy

Essential commercial relationships in the other revenue sector of Lauda Air relate to the lease of three aircraft to Lauda Air Italy and associated maintenance. Revenue of EUR 24.9m was generated in 2003.

43. Equity reconciliation

Consolidated financial statements in compliance with IFRS differ fundamentally regarding its objectives from those prepared according to the Austrian Commercial Code. In particular they require significantly improved transparency and lead to more meaningful financial information. Tax based figures are not permitted according to IFRS. The accurate and appropriate information of investors is crucial under IFRS. Due to the different objectives of accounting, these sometimes require different accounting principles as well as partially extended reporting requirements in the Notes. The consolidated financial statements, prepared under IFRS as of 2000, include the Balance Sheet, the Income Statement, Statement of Changes in Shareholders' Equity, Cash Flow Statement and Notes. The comparative figures for the previous year have also been restated under IFRS. As a result, the following classification, accounting and valuation methods differ from the Austrian Accounting Principles:

Tangible and intangible assets

Under Austrian Commercial Law, depreciation and amortisation are governed by the prudence concept. IFRS requires an ongoing examination of the useful lives, which usually results in longer depreciation and amortisation periods. To determine a possible depreciation requirement, IAS 36 (Impairment of Assets) requires an "impairment test". The depreciation periods have been adjusted to the generally accepted international (longer) useful lives.

Inventories

Inventories are only written down to the lower market price if the book values cannot be covered by the sale prices.

Financial assets

Current financial assets are valued at market price. Unlike Austrian Commercial Law a write up is not limited with original cost.

Foreign currency liabilities

Foreign currency liabilities – where they show monetary items – are valued at the closing rate, even if this is below the level of the rate as of the date of origination. Thus every currency fluctuation immediately affects net income and avoids the build-up of hidden reserves, although every change in the exchange rate is shown in the annual result.

Provisions for employee benefits

Provisions for employee benefits (provisions for pensions and similar retirement obligations, severance payment provisions, anniversary bonus provisions) are based upon the Projected Unit Credit Method. The discount rate is determined using the current long-term interest rate on the capital market. Furthermore future wage increases are also considered up to the expected pension age. In this way, the provision increases faster in the accumulation phase than under the method required by Austrian commercial law.

Deferred taxes

According to IAS, deferred taxes are calculated and reported under the balance sheet-oriented temporary concept. According to this, the valuations of the individual assets and liabilities on the balance sheet are compared with the appropriate tax basis. Variances in these amounts lead to temporary differences in value for which deferred tax assets or deferred tax liabilities are to be recognised regardless when such differences cease to exist. According to IFRS, these should be accounted for in the balance sheet, whereas under the Austrian Commercial Code an option to choose exists in the individual account for the valuation of deferred tax assets. According to the Austrian Commercial Code, deferred taxes are only admissible as a consequence of temporary differences between the result according to statutory accounts and the profit to be determined according to tax regulations, insofar as there has been actual tax expenditure before tax-related loss carry forward. According to the Austrian Commercial Code, it is not admissible to recognise deferred tax assets resulting from tax loss carry forwards.

Other provisions

According to IFRS, the valuation of provisions is based upon different criteria in relation to the payment obligation and probability of occurrence on which they are based. The valuation is to be determined according to the most likely probability of occurrence and not – as under Austrian commercial law – according to the principle of commercial prudence. Expenditure provisions are possible under Austrian Commercial Code, while they are not allowed according to IFRS.

Extended duty of disclosure

IFRS requires, in order to give a true and fair view of the financial statements, additional information to Balance Sheet, Income Statement, Cash Flow Statement and the Statement of Changes in Shareholders' Equity in the Notes. Further disclosure requirements exist especially in respect to commercial segments, associated companies and derivative financial instruments, which are not provided for under Austrian commercial law.

44. Stock Option Plan

The key points of the Stock Option Plan are as follows:

» Those entitled to participate in the Stock Option Plan are the members of the Board of Management of Austrian Airlines, its Divisional Managers, Departmental Managers reporting directly to a member of the Board of Management and the Managing Directors or Chief Executive Officers of Lauda Air and Tyrolean Airways.

» The prerequisite for participation is an own investment by the above-mentioned option holders, that is the purchase of shares in the company.

» The options to be granted are calculated as follows: the own investment amount is divided by the average closing price of the Austrian Airlines share in official trading on the Vienna Stock Exchange in the month of October 2001 on a euro basis. For each share determined in this way, the option holders receive 12 options. The option exercise price is the average price of the Austrian Airlines share in the month of October 2001.

» The prerequisites for the exercise of the options are an increase of 50 % in the share price at the time of exercise compared to the average closing price of the Austrian Airlines share in official trading on the Vienna Stock Exchange in the month of October 2001 (option exercise price), and the achievement of positive "Cash Value Added" (till February 2003 "Economic Value Added") as defined as a ratio by the ÖIAG.

» The options can be exercised after a qualifying period of 2 years, and must be exercised within 4 years.

The number of options granted is divided up as follows:

	Number of options granted
Board of Management	
Vagn Soerensen	170,940
Walter Bock	119,664
Josef Burger	119,664
Thomas Kleibl	119,664
Total Board of Management	**529,932**
Total management (37 people)	**969,138**
Total options granted	**1,499,070**

In 2003, provision was made for the possible use of EUR 1.9m within Personnel expenses.

45. Supervisory Board and Board of Management

Members of the Board of Management and the Supervisory Board are listed on page 6f. of this report. Total remuneration for the current members of the Board of Management amounted to EUR 2,717,598.53 for the current year, of which 48.9 % was from variable payment; EUR 1,952,637.50 was paid out, primarily in pension obligations and severance payments to former members of the Board of Management and their surviving dependants. Members of the Supervisory Board received attendance fees and compensation for expenses totalling EUR 138,035.

46. Earnings per share, proposed allocation of profit

Earnings per share are determined as the quotient from the net profit for the period and the weighted average number of ordinary shares outstanding during the financial year.

	2003	2002
Net profit for the year in EURm	45.8	42.8
Weighted average number of ordinary shares outstanding during the period	32,300,000	33,150,000
Earnings per share in EUR	1.42	1.29
Diluted number of shares	34,000,000	34,000,000
Diluted earnings per share in EUR	1.35	1.26

There were no shares or other instruments outstanding at 31 December 2003 and 31 December 2002 which could have a potential dilutive effect on the earnings per share in the future. According to the provisions of the Austrian Stock Corporation Act, the financial statements of Austrian Airlines Österreichische Luftverkehrs-AG to 31 December 2003, set up in compliance with Austrian Accounting Principles, form the basis for the dividend payment. These financial statements show a balance sheet loss. A dividend payment is therefore not possible.

47. Subsequent events after the balance sheet date

At the beginning of January 2004, an Austrian aircraft of the type Fokker 70 en route from Vienna to Munich was forced to make an emergency landing in a field a few kilometres from Munich Airport due to engine problems. None of the passengers and crew members on board were injured. The aircraft was damaged while conducting this landing manoeuvre, however. The insurance compensation to which the company is entitled does cover the market value and the other subsequent expenses.

An Airbus A319 was delivered for use by Austrian Airlines in February 2004.

Vienna, 3 March 2004

Board of Management

Vagn Soerensen

Walter Bock

Josef Burger

Thomas Kleibl

Auditor's Report

"We have audited the accompanying consolidated financial statements of Austrian Airlines Österreichische Luftverkehrs-AG (Austrian Airlines Group) as at 31 December 2003 and 31 December 2002 comprised of the Consolidated Balance Sheet as at 31 December 2003 and 31 December 2002, Income Statement, Cash Flow Statement, Statement of Changes in Shareholders' Equity and Notes for the years then ended.

These financial statements are the responsibility of the Board of Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing (ISA) of the International Federation of Accountants (IFAC). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view in all material respects of the financial position of Austrian Airlines Group as of 31 December 2003 and 31 December 2002, and of the results of its operations and its cash flows for the years then ended in accordance with the International Financial Reporting Standards (IFRS, formerly International Accounting Standards or IAS).

Under Austrian Law (Sect. 245a Austrian Commercial Code), an audit of the Group Management Report has to be conducted and it has to be certified whether the legal requirements for the exemption from the preparation of consolidated accounts according to Austrian law are met.

We confirm that the Group Management Report for Austrian Airlines Group is consistent with the consolidated financial statements and we further certify that the legal requirements for the exemption from the preparation of consolidated accounts according to Austrian Law are met."

Vienna, 3 March 2004

Deloitte & Touche GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Erich Kandler m.p.
Certified Public Accountant

Deloitte.

Harald Breit m.p.
Certified Public Accountant

Report of the Supervisory Board

The crisis in the aviation industry triggered by the events of 11 September 2001 and subsequently prolonged by a series of other disastrous influences only worsened in the financial year 2003. Both the respiratory disease SARS and the war in Iraq produced huge reductions in demand, while the anticipated revival in economic activity did not materialise. In addition to these factors, competition from low-cost carriers has increased considerably.

In this extremely difficult operating environment, however, the Austrian Airlines Group succeeded in positioning itself far more clearly than before as a "niche carrier" with the focus of its activities on Eastern Europe.

Although competition can be expected to increase strongly in these new markets in the foreseeable future, the Austrian Airlines Group is excellently equipped to respond to such developments rapidly, flexibly and with real dynamism. An improved cost structure, motivated and innovative workforce and the new group architecture will all ensure this .

In the past financial year, the Supervisory Board has performed its responsibilities with commitment and competence, and supported the Board of Management in the fulfilment of its undeniably difficult tasks. In 2003, the Supervisory Board held a total of six plenary meetings at which the company's position, the development of business and planning issues were dealt with, the relevant reports of the Board of Management received, and the necessary resolutions passed. In this manner, the management of the company was kept under constant review.

The financial statements of the Austrian Airlines AG and the consolidated financial statements which are both the responsibility of the Management Board, both as of 31 December 2003, have been audited in conjunction with the Board's Management Report by the appointed auditors, "Deloitte & Touche GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft", who have issued an unqualified audit opinion. The Supervisory Board has approved and thus adopted the financial statements in accordance with Sect. 125, par 2 of the Austrian Companies Act.

The Supervisory Board has also approved the consolidated accounts and Group Management Report drawn up in accordance with Sect. 246 in conjunction with Sect. 245a of the Commercial Code, whereby said documents are deemed to be officially adopted.

The Supervisory Board would like to express its gratitude to all employees of the Group in acknowledgement of the work done in the past financial year. It would also like to thank all our customers, suppliers and above all shareholders for their loyalty and patience over the year.

In accordance with Rule 56 of the Austrian Corporate Governance Code, to which Austrian Airlines Österreichische Luftverkehrs-AG is fully committed, the Supervisory Board would like to announce that Dkfm. Gerhard Randa, a member of the Supervisory Board, attended fewer than half of its plenary meetings during the past year.

Vienna, March 2004

Rainer Wieltsch m.p.
Chairman of the Supervisory Board

Equity Interests

At the balance sheet date, Austrian Airlines Österreichische Luftverkehrs-AG held a minimum equity interest of 20 % in the following companies, either directly or through AUA Beteiligungen Gesellschaft m.b.H.:

Company name and headquarters	Austrian Airlines holding in %	Shareholders' equity plus untaxed reserves in EUR 000	Net profit/loss for the year in EUR 000	Method of inclusion in consolidated accounts
AUA Beteiligungen Gesellschaft m.b.H., Vienna	100	21,013	3,485[1]	KV
Austrian Airlines Lease and Finance Company Limited, St. Peter Port	100	202,352	65,515	KV
Tyrolean Airways Tiroler Luftfahrt GmbH, Innsbruck	100	89,159	896[1]	KV
Austrian Airtransport, Österreichische Flugbetriebsgesellschaft m.b.H., Vienna	100[2]	144	0	KV
AUA Versicherungs-Service Gesellschaft m.b.H., Vienna	100[2]	40	1,454	KV
Lauda Air Luftfahrt GmbH, Vienna-Schwechat	100	29,410	1,208[1]	KV
TVW Travel Value Wien Betriebs GmbH, Schwechat	100	29	–5	KV
TVW Travel Value Wien Betriebs GmbH & Co KG, Schwechat	100	6,124	6,090	KV
UIA Beteiligungsgesellschaft m.b.H., Vienna	100[2]	7,898	0	KV
ACS Aircontainer Services Gesellschaft m.b.H., Fischamend	76[2]	360	123	KV
TRAVIAUSTRIA, Datenservice für Reise und Touristik GmbH & Co. Nfg. KG, Vienna	67[2]	3,616	1,776[3]	KV
AVICON Aviation Consult Gesellschaft m.b.H., Vienna	60[2]	89	–27	KV
SCA Schedule Coordination Austria GmbH, Schwechat	54[2]	77	7	KV
AVS Privatkunden Versicherungsservice GmbH, Schwechat	51[4]	1,242	–123	KV
Airest Restaurant- und Hotelbetriebsgesellschaft mbH, Schwechat	35[2]	7,252	2,421	KE
"AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H., Vienna	33.33[2]	8,467	768	KE
GULET TOUROPA Touristik GmbH & Co KG, Vienna	25[2]	94	2,229	KE
GULET TOUROPA Touristik GmbH, Vienna	25[2]	37	2	KE
TUI-Austria Reiseveranstaltungs-GmbH, Vienna	25[2]	618	606	KE
Ukraine International Airlines, Kiev	22.5[5]	10,920[6]	–3,764[6]	KE
TRAVIDATA (UK) Limited, London	100[2]	3[7]	[8]	KO
TRAVIDATA, Inc., New York	100[2]	299[7]	[8]	KO
TRAVI Holding GmbH, Vienna	67[2]	39	–2	KO
Link & Learn Aviation Training GmbH, Zirl	33.33[2]	45	17	KO
Austrian Holidays Ltd.i.L., London	50[2]	24[7]	–303	KO
Österreichische Luftfahrtschule AVIATION TRAINING Center Austria GmbH, Feldkirchen bei Graz	26[2]	124	–1	KO

1 Result transferred to Austrian Airlines on basis of profit and loss transfer agreement with Austrian Airlines.
2 Holding held by AUA Beteiligungen Gesellschaft m.b.H.
3 Covers the results of the short financial years 01.01.–31.3.2003 and 01.04.-31.12.2003.
4 Holding held by AUA Versicherungs-Service Gesellschaft m.b.H.
5 Holding held by UIA Beteiligungsgesellschaft m.b.H.
6 Adjusted figures as at 31.12.2002.
7 Book value as at 31.12.2003 at AUA Beteiligungen Gesellschaft m.b.H.
8 Net profit for the year not yet established; asset-management activity only.

KV Included in full in the consolidated accounts
KE Included at equity in the consolidated accounts
KO Not consolidated due to minor significance

Glossary

AEA	Association of European Airlines
Austrian Airlines Group	Austrian Airlines, Lauda Air, Tyrolean Airways and other Group companies (scope of consolidation for the IFRS Group financial statements); in marketing terms, umbrella brand for Austrian Airlines, Austrian arrows and Lauda Air
Available seat kilometers (ASK)	Total of seats available times the distance travelled
Available ton kilometers (ATK)	Weight capacity available in tons times distance travelled
Blocked Space Agreement	Agreement regarding the purchase of a fixed block of seats on a flight from another carrier; these seats are then marketed and sold by the purchaser
Block hours	Time from departure of aircraft from loading position until its return to unloading position after landing
Cash-like items	Cash in hand, checks, bank balances and securities
Cash Value Added (CVA)	(ROTGA minus WACC) x Total Gross Assets (=assets at acquisition cost minus non-interest-bearing debt)
Code sharing agreement	Agreement under which at least one of the Airline Designator Codes on a flight is different from the one used by the operating carrier
EBIT	Result from operating activities
EBITDAR	EBIT before depreciation and rentals
EBIT margin	Result from operating activities in relation to revenues
Hub	Airport functioning as a central transfer point of an airline
IATA	International Air Transport Association
Net Gearing	Long term debt excl. provisions and tax accruals/deferrals minus cash-like items, in relation to shareholders' equity
Network	Route network of an airline
Operating revenue	Total turnover plus changes in inventories, services rendered for own account and carried as fixed assets and other operating revenues

Overall load factor	Utilisation of available weight capacity in percent (RTK x 100 / ATK)
Passengers carried	Number of revenue passengers carried on individual flights. Flights with one flight number are counted as one flight only, regardless of the number of stopovers
Passenger load factor	Available seats in relation to the number of revenue passengers in percent (RPK x 100/ASK)
Return on Capital Employed (ROCE)	NOPAT (=EBIT minus taxes) in relation to Capital Employed (=shareholders' equity plus interest-bearing debt minus cash-like items)
Return on Equity (ROE)	Profit before tax in relation to average shareholders' equity
Return on Total Gross Assets (ROTGA)	EBITDAR in relation to Total Gross Assets (=assets at acquisition cost minus non-interest-bearing debt)
Revenue passenger kilometers (RPK)	Number of seats sold (passengers carried) times the distance travelled
Revenue ton kilometers (RTK)	Weight capacity sold in tons times the distance travelled
Sector flight	Flight from take-off to the next landing (e.g. individual section of a long haul flight)
Unit costs	Adjusted overall operating expenses in relation to ASK
WACC	Weighted average cost of capital
Yield	Adjusted passenger flight revenue from scheduled services in relation to scheduled RPK

Notices

Imprint
Publisher: Austrian Airlines, Fontanastrasse 1, 1107 Vienna
Editorial Advice: be.public Advertising and Financial Communications
Design: Markus Hörl, Alexander Rendi and Austrian Airlines Corporate Identity
Photos: Mauritius, Peter Ehringer, Getty Images, Carlos de Mello, Austrian Airlines
Translation: Tim Martinz-Lywood, European Exchange Ltd.
Typesetting, lithography and production: Eurografik®
Print: Stiepan-Druck
DVR: 0091740

Member of

IATA

Contacts

Investor Relations

Karl H. Knezourek
Phone: +43/5/1766-3642
Fax: +43/5/1766-3333
e-mail: investor.relations@aua.com
Internet: www.austrianairlines.co.at
Online Annual Report: www.aua.com/report2003

Communications

Johannes Davoras
Phone: +43/5/1766-1230
Fax: +43/1/688 65 26
e-mail: public.relations@aua.com

Austrian Airlines Head Office

1107 Vienna, Fontanastrasse 1
Phone: +43/5/1766-0
Fax: +43/1/688 55 05
Internet: www.aua.com

Reservation and Information

Phone: +43/5/1789
Internet: www.aua.com